ANNUAL INFORMATION FORM

FOR THE FISCAL PERIOD
ENDED DECEMBER 31, 2010

As at March 31, 2011

SCHEDULE “A” – Audit Committee Charter

INTRODUCTORY NOTES

Forward Looking Statements

This annual information form (the "Annual Information Form" or "AIF") and the documents incorporated by reference herein contain "forward-looking statements" or "forward-looking information" within the meaning of Canadian securities legislation. These forward-looking statements are made as of the date of this Annual Information Form or, in the case of documents incorporated by reference herein, as of the date of such documents.

In certain cases, forward-looking statements can be identified by the use of words such as "believe", "intend", "may", "will", "should", "plans", "anticipates", "believes", "potential", "intends", "expects" and other similar expressions. Forward-looking statements reflect our current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements, particularly as they relate to the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of Mineral Reserves and Resources, the timing and amount of estimated future production, capital expenditures, costs and timing of the development of new mineral deposits, requirements for additional capital, future prices of precious and base metals, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes, road blocks and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation and the timing or magnitude of such events are inherently risky and uncertain.

Key assumptions upon which the Company’s forward-looking statements are based include the following:

  the Company’s current estimates of Mineral Reserves (as defined below), Mineral Resources (as defined below), mineral grades and mineral recovery are accurate;

  the Company has a valid interest in its mineral properties;

  the prices of silver and gold will not fall significantly;

  the Company will, if required, be able to secure new financing to continue its exploration, development and operational activities;

  there being no significant adverse changes in currency exchange rates;

  there being no significant changes in the ability of the Company to comply with environmental, safety and other regulatory requirements;

  the Company is able to obtain regulatory approvals (including licenses and permits) in a timely manner;

  the absence of any material adverse effects arising as a result of political instability, criminal activity, terrorism, sabotage, natural disasters, equipment failures or adverse changes in government legislation or the socio-economic conditions in the surrounding area to the Company’s operations;

  the Company’s ability to achieve its growth strategy;

  the Company’s operating costs will not increase significantly; and

  key personnel will continue their employment with the Company and the Company will have access to all resources necessary to operate La Guitarra Mine (as defined under "General Development of the Business").

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. These assumptions should be considered carefully by readers. Readers are cautioned not to place undue reliance on the forward-looking statements or the assumptions on which the Company’s forward-looking statements are based. Readers are advised to carefully review and consider the risk factors identified in this Annual Information Form under the heading "Description of Business – Risk Factors" and in the other documents incorporated by reference herein for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Readers are further cautioned that the foregoing list of assumptions is not exhaustive and it is recommended that readers consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this Annual Information Form, including the documents incorporated by reference herein. The forward-looking statements contained in this Annual Information Form are made as of the date hereof and, accordingly, are subject to change after such date.

Although the Company believes that the assumptions on which the forward-looking statements are made are reasonable, based on the information available to the Company on the date such statements were made, no assurances can be given as to whether these assumptions will prove to be correct. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking statements contained in this Annual Information Form and the documents incorporated by reference herein are expressly qualified by this cautionary statement.

Documents Incorporated by Reference

Incorporated by reference into this Annual Information Form is the audited financial statements for the Company for the years ended December 31, 2010 and 2009, together with the independent auditor’s reports thereon and management’s discussion and analysis, which can be found on Silvermex’s profile on SEDAR at www.sedar.com. See "Interests of Experts".

This document must be read in entirety, together with this AIF, in order to provide full, true and plain disclosure of all material facts relating to Silvermex. All financial information in this Annual Information Form is prepared in accordance with Canadian generally accepted accounting principles.

Currency

Unless otherwise stated, references herein to "$" are to the Canadian dollar. References to "US$" are to the United States dollar. The following table reflects the low and high rates of exchange for one Canadian dollar, expressed in United States dollars, during the periods noted, the rates of exchange at the end of such periods and the average rates of exchange during such periods, based on the Bank of Canada noon spot rate of exchange.

Years ended December 31,
	2010	2009	2008
Low for the period	US$0.93	US$0.77	US$0.77
High for the period	US$1.01	US$0.97	US$1.03
Rate at the end of the period	US$1.01	US$0.96	US$0.82
Average noon spot rate for the period	US$0.97	US$0.88	US$0.94

On March 30, 2011, the Bank of Canada noon spot rate of exchange was $1.00 – US$1.03.

Silver Prices

The high, low, average and closing afternoon fixing silver prices in United States dollars per troy ounce for each of the three years ended December 31, 2010, as quoted by the London Bullion Market Association, were as follows:

Years ended December 31,
	2010	2009	2008
Low for the period	US$15.14	US$10.51	US$8.88
High for the period	US$30.70	US$19.18	US$20.92
Average for of the period	US$20.19	US$14.67	US$14.99
Closing for the period	US$30.63	US$16.99	US$10.79

On March 30, 2011, the closing afternoon fixing silver price in United States dollars per troy ounce, as quoted by the London Bullion Market Association, was US$37.53.

Gold Prices

The high, low, average and closing afternoon fixing gold prices in United States dollars per troy ounce for each of the three years ended December 31, 2010, as quoted by the London Bullion Market Association, were as follows:

Years ended December 31,
	2010	2009	2008
Low for the period	US$1,058.00	US$810.00	US$712.50
High for the period	US$1421.00	US$1212.50	US$1011.25
Average for of the period	US$1224.52	US$972.35	US$871.96
Closing for the period	US$1405.50	US$1087.50	US$869.75

On March 30, 2011, the closing afternoon fixing gold price in United States dollars per troy ounce, as quoted by the London Bullion Market Association, was US$1425.50.

Technical Information

The estimated Mineral Reserves and Mineral Resources for La Guitarra Mine and the estimated Mineral Resources for the San Marcial Project have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") — Definitions adopted by CIM Council on December 11, 2005 (the "CIM Standards") which were adopted by the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). The following definitions are reproduced from the CIM Standards:

The term "Mineral Resource” means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term "Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The term "Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

The term “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

The term “Mineral Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The term “Probable Mineral Reserve” means the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

The term “Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Cautionary Note to United States Investors

The disclosure in this Annual Information Form, including the documents incorporated by reference herein, uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this Annual Information Form have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"), and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

This Annual Information Form includes Mineral Reserve estimates that have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (under the United States Securities Exchange Act of 1934, as amended (the "1934 Act"), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issued imminently in order to classify mineralized material as reserves under the SEC standards. Accordingly, Mineral Reserve estimates contained in this Annual Information Form may not qualify as "reserves" under SEC standards.

In addition, this Annual Information Form uses the terms "Indicated Mineral Resources" and "Inferred Mineral Resources" to comply with the reporting standards in Canada. We advise United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into Mineral Reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. In particular, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of "Inferred Mineral Resources" cannot form the basis of feasibility or other economic studies.

It cannot be assumed that all or any part of "Measured Mineral Resources", "Indicated Mineral Resources", or "Inferred Mineral Resources" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported "Measured Mineral Resources", "Indicated Mineral Resources", or "Inferred Mineral Resources" in this Annual Information Form is economically or legally mineable.

In addition, disclosure of resources using "contained ounces" is permitted under Canadian regulations; however, the SEC only permits issuers to report mineralization that does not qualify as a reserve as in place tonnage and grade without reference to unit measures.

For the above reasons, information contained in this Annual Information Form and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CORPORATE STRUCTURE

The Company’s head office is located at Suite 420 – 609 Granville Street, Vancouver, British Columbia, Canada, V7Y 1G5, telephone: (604) 682-4004, facsimile: (604) 682-4009. As of April 1, 2011, the

Company’s head office will be located at Suite 1210 – 885 West Georgia, Street, Vancouver, British Columbia, Canada, V6C 3G1, telephone: (604) 682-4004, facsimile: (604) 682-4009. The Company’s registered office is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4N7, telephone: (604) 689-9111, facsimile: (604) 685-7084.

The Company was incorporated under the laws of the Province of British Columbia on February 29, 1980 as "Senlac Oil & Gas Ltd.". The Company changed its name to "Rule Resources Ltd." on June 13, 1980, to "Globe Resources Inc." on March 9, 1990, to "Genco Resources Ltd." on March 30, 1998, and, in conjunction with the acquisition (the "Acquisition") of all of the issued and outstanding shares of Silver One Mining Corporation ("Silver One") by way of a plan of arrangement (the "Arrangement") under the

Business Corporations Act (British Columbia) (the "Act"), to "Silvermex Resources Inc." on November 16, 2010. Silver One was incorporated under the laws of the Province of British Columbia on April 7, 2005 as "Silvermex Resources Ltd." and, in conjunction with the Acquisition, changed its name to "Silver One Mining Corporation". For information about the Acquisition, see "General Development of the Business – The Acquisition".

The following diagram sets forth Silvermex’s inter-corporate relationships with its active subsidiaries, including the jurisdiction of incorporation of each subsidiary and the percentage of votes attaching to all voting securities of each subsidiary beneficially owned, or controlled or directed, directly or indirectly, by Silvermex, as of December 31, 2010:

Notes:

(1)	1 of the 57,815,471 outstanding shares of La Guitarra Compañia Minera, S.A. de C.V. is owned in trust for the benefit of the Company by Michael Callahan, President of the Company.

(2)	La Guitarra Compañia Minera, S.A. de C.V. operates La Guitarra Mine.

(3)	1 of the 50,000 outstanding shares of Servicios para la Industria Minera, S.A. de C.V. is owned in trust for the benefit of the Company by Mr. Callahan.

(4)	1 of the 601,000 outstanding shares of Minera La Rastra, S.A. de C.V. is owned in trust for the benefit of the Company by Mr. Callahan.

(5)	1 of the 129,895 outstanding shares of Minera Terra Plata, S.A. de C.V. is owned in trust for the benefit of the Company by Mr. Callahan.

(6)	Servicios para la Industria Minera S.A. de C.V. is a service company that provides labour services.

(7)	Minera La Rastra S.A. de C.V. holds El Rosario Project.

(8)	Minera Terra Plata S.A. de C.V. holds the San Marcial Project, the Peñasco Quemado Project, La Frazada Project and the Lobos Project.

In this Annual Information Form, the terms "Company" or "Silvermex" refer to Silvermex Resources Inc. and all its subsidiaries together unless the context otherwise clearly requires.

GENERAL DEVELOPMENT OF THE BUSINESS

Silvermex is a growth-oriented silver and gold producer focused on building a portfolio of high quality, low-cost North American precious metal assets and developing its core asset, La Guitarra, a producing silver and gold property located in the Temascaltepec mining district of central Mexico ("La Guitarra Mine"). For a description of La Guitarra Mine, see "Mineral Properties – La Guitarra Mine".

Acquisition of La Guitarra

Effective August 1, 2003, Silvermex acquired all of the issued and outstanding shares of La Guitarra Compañia Minera, S.A. de C.V. ("La Guitarra") an operating silver and gold mining company, for US$5 million. As part of the consideration, Silvermex agreed to pay US$4 million by payments of

US$500,000, payable in cash or Common Shares at Silvermex’s option, on each of the first through eighth anniversaries of the closing date. As of the date of this AIF, Silvermex has issued 5,017,847 Common Shares and paid US$1.5 million to satisfy the first seven instalments, and has recorded a current liability for the final instalment.

Temascaltepec District

In the past three years, Silvermex has focused on its goal of expanding production at La Guitarra Mine. However, in October 2008 production at La Guitarra Mine was suspended due to an illegal roadblock that interrupted mine access. In November 2009, the illegal roadblock was removed, and, in April 2010, milling operations at La Guitarra Mine recommenced and underground operations at La Guitarra Mine recommenced, subject to confirmation of all required permits by Mexican authorities. The final required permit, which granted authority to purchase explosives for use at La Guitarra Mine, was granted in May 2010 at which time Silvermex resumed underground operations at La Guitarra Mine. During 2010, the Company’s primary focus was on restarting mining operations at La Guitarra Mine.

Test work, modelling and analysis was conducted at La Guitarra Mine, which led to the completion of a mine expansion feasibility study for La Guitarra Mine prepared by Kappes, Cassiday and Associates ("KCA") dated December 16, 2009 (the "Feasibility Study"). Concurrently with the preparation of the Feasibility Study, Glenn R. Clark, P.Eng of Glenn R. Clark & Associates, and John C. Thornton, SAIMM of Thor Resources LLC prepared an independent qualified person NI 43-101 compliant technical report for La Guitarra Mine. The Company released the NI 43-101 compliant technical report named "La Guitarra Mine Technical Report" dated January 29, 2010, in respect of La Guitarra Mine (the "La Guitarra Mine Technical Report"). For a description of La Guitarra Mine, see "Mineral Properties – La Guitarra Mine".

Value Added Tax Refunds and Tax Reassessments

On January 24, 2008, August 12, 2008, September 5, 2008 and March 26, 2009, La Guitarra filed four separate lawsuits in Mexico in an effort to recover approximately $1.5 million in Value Added Tax ("VAT") refunds being withheld by the Mexican tax authority, Servicio de Administracion Tributaria ("SAT"). These legal challenges are part of La Guitarra’s efforts to collect a total of approximately $2.6 million in VAT refunds being withheld or rejected by SAT. On May 21, 2009, June 4, 2009, November 3, 2009 and February 3, 2010, Mexican tax courts ruled in La Guitarra’s favour in all four of these lawsuits. All four rulings were appealed by SAT and, as of the date of this AIF, two of the original decisions were upheld on appeal and SAT refunded the previously withheld VAT refund to La Guitarra in both cases. For more information, see "Legal Proceedings and Regulatory Actions – Value Added Tax Refunds and Tax Reassessments".

In December 2009, the SAT issued a tax reassessment for La Guitarra for the 2003 calendar year. In the reassessment, SAT claims La Guitarra owes unpaid income taxes and value added taxes plus associated penalties and interest in the amount of approximately $3.1 million. This reassessment appears to be based, in part, on the same arguments SAT has raised in the past to deny VAT claims. The courts have not supported SAT’s position on the VAT claims. La Guitarra has appealed this reassessment and, in February 2011, La Guitarra posted a bond in the amount of $3.1 million in connection therewith. This amount will be restricted for use until the case is completed. An initial ruling is expected in 2011. For more information, see "Legal Proceedings and Regulatory Actions – Value Added Tax Refunds and Tax Reassessments". See also "Risk Factors – Litigation Risk".

Chief Consolidated Mining Company

During 2008, the Company reached an agreement with Andover Ventures Inc. ("Andover") to sell the Company’s 64.7% interest in Chief Consolidated Mining Company ("Chief") for cash consideration of US$4,878,002 and 1,500,000 Andover shares, with Andover pledging the entire amount of the Chief shares as collateral. This sale was not completed by Andover under the agreed terms and during 2008, the Company initiated legal action against Andover relating to Andover’s failure to fulfill its obligations under the purchase agreement.

During the first quarter of 2009, a settlement (the "2009 Settlement") was reached with Andover and new terms for the sale of Chief were agreed. As part of the 2009 Settlement, the parties agreed to terminate all previous agreements and Andover agreed to purchase the Chief shares for a promissory note (the "Note") of $5,000,000 plus amounts previously paid to the Company in 2008 totalling $2,000,000 in cash and $857,500 in Andover shares. The Note was due to be repaid in September 2009 and bore quarterly interest at a specified rate of US prime plus 2%, subject to a minimum rate of 4% per year. The Company received the Chief shares as collateral for the Note.

During 2010, the Company and Andover agreed to amend the 2009 Settlement and entered into a new agreement (the "2010 Agreement"). Under the terms of the 2010 Agreement, the Company agreed to new terms of repayment which included $2,000,000 during 2010 and a remaining $2,000,000 to be paid in September 2011. The Company continued to have a pledge over the shares of Chief as collateral.

Shareholder Rights Plan

On February 23, 2010, Silvermex adopted a shareholder rights plan (the "Rights Plan") by a shareholder rights plan agreement (the "Rights Agreement") between Silvermex and Computershare Investor Services Inc. ("Computershare"), as rights agent. The Toronto Stock Exchange (the "TSX") accepted the Rights Plan for filing and, June 29, 2010, the Silvermex shareholders approved the continuation of the Rights Plan and ratified and confirmed the Rights Agreement.

The primary objective of the Plan is to ensure that all Silvermex shareholders are treated equally and fairly in connection with any take-over bid for Silvermex. The Rights Plan discourages discriminatory, coercive or unfair take-overs of Silvermex and gives the board of directors of Silvermex time to pursue alternatives to maximize shareholder value in the event an unsolicited take-over bid is made for all, or a portion of, the outstanding Common Shares. Any take-over bid that meets certain criteria intended to protect the interests of all Silvermex shareholders will be permitted by the Rights Plan to proceed.

Silvermex authorized one right (a "Right") to be issued at the close of business on the effective date of the Rights Plan (the "Record Time"), in respect of (a) each Common Share issued or deemed issued at the

Record Time, and (b) any time Common Shares are issued after the Record Time and prior to the earlier of when the Rights separate from the Common Shares and become exercisable, or the Rights Plan terminates. The Rights trade with, and are represented by, Common Share certificates, including certificates issued prior to the Record Time. Until such time as the Rights separate from the Common Shares and become exercisable, Rights certificates will not be distributed to Silvermex shareholders.

If a person, or a group acting in concert, acquires (other than pursuant to an exemption available under the Rights Plan) beneficial ownership of 20% or more of the Common Shares, the Rights (other than those held by such acquiring person or group, which will become void) will separate from the Common Shares and permit the holders to purchase Common Shares at a 50% discount to the market price of the Common Shares. A person, or a group acting in concert, beneficially owning 20% or more of the outstanding Common Shares as of the Record Time is exempt from the dilutive effects of the Rights Plan if such person (or group) does not acquire additional Common Shares (other than in accordance with the terms of the Rights Plan). At any time prior to the Rights becoming exercisable, the Board may waive the operation of the Rights Plan with respect to certain events before they occur.

The issuance of the Rights is not dilutive until the Rights separate from the underlying Common Shares, and become exercisable, or until the exercise of the Rights. The issuance of the Rights does not change the manner in which shareholders currently trade their Common Shares.

The Rights Plan was not adopted or approved in response to or in anticipation of any pending or threatened take-over bid and, at the time of adoption, the Board was not aware of any third party considering or preparing any proposal to acquire control of Silvermex. The Board did not adopt the Rights Plan to prevent a take-over of Silvermex, to secure the continuance of management or the directors in their respective offices, or to deter fair offers for the Common Shares.

The Rights Agreement expires on the earlier of (a) the board of directors of the Company electing to redeem the Rights in accordance with the Rights Agreement (at which time the right to exercise the Rights is terminated), and (b) if a majority of the Silvermex shareholders do not vote in favour of reconfirming the Rights Agreement at the annual meeting of Silvermex held in 2012, at the close of business on the day on which such meeting was held.

A summary of the terms and conditions of the Rights Plan is contained in Schedule "A" to the information circular for the annual general meeting of Silvermex shareholders held on June 29, 2010. A copy of such information circular and a copy of the Rights Plan have been filed under the Company’s profile on the SEDAR website located at www.sedar.com.

The Arrangement

Overview

On November 16, 2010, Silvermex completed the Acquisition of all of the issued and outstanding common shares of Silver One ("Silver One Shares") by way of the Arrangement under the Act.

The Arrangement and related transactions were approved by the shareholders of Silvermex and Silver One at special meetings of the respective shareholders held on November 9, 2010. Concurrent with the closing of the Acquisition, Silvermex changed its name from "Silvermex Resources Ltd." to "Silvermex Resources Inc." and Silver One changed its name from "Silvermex Resources Ltd." to "Silver One Mining Corporation". On November 16, 2010, the Silver One Shares ceased trading on the TSX Venture Exchange (the "TSXV") and the common shares in the capital of Silvermex (the "Common Shares") commenced trading on the TSX under the new symbol "SLX".

Pursuant to the Arrangement, Silver One became a wholly-owned subsidiary of Silvermex, with all of the shareholders of Silver One becoming shareholders of Silvermex. The business and operations of Silver One have been combined with those of Silvermex and are managed concurrently.

A Form 51-102F4 "Business Acquisition Report" in respect of the Acquisition, and copies of the arrangement agreement, have been filed under the Company’s profile on the SEDAR website located at www.sedar.com.

Silver One

Prior to the Acquisition, Silver One’s principal business was the acquisition, exploration and evaluation of mineral properties. Silver One holds interests in several exploration properties located in Mexico, including an option to acquire a 100% indirect interest in a silver project located in southern Sinaloa, Mexico (the "San Marcial Project"). The San Marcial Project consists of mineral concessions held by Silver One through its wholly-owned subsidiary Minera Terra Plata, S.A. de C.V. ("Terra Plata"). For a description of the San Marcial Project, see "Mineral Properties – San Marcial Project"). Silver One also has an interest in the following mineral exploration properties located in Mexico: the Peñasco Quemado and Lobos projects located in the state of Sonora, El Rosario project located in the state of Sinaloa, and La Frazada project located in the state of Nayarit.

Subdivision

In order to facilitate a one-for-one exchange ratio between Silvermex’s Common Shares and Silver One Shares, immediately before the completion of the Arrangement, Silvermex subdivided the Common Shares on a 1.1 -for-one basis (the "Subdivision").

Consideration

Pursuant to the terms of the Arrangement, Silvermex acquired Silver One by way of a share exchange conducted on the basis of one post-Subdivision Common Share for each Silver One Share.

In total, on the effective date of the Arrangement, which was November 16, 2010, 89,315,406 post-Subdivision Common Shares were issued to shareholders of Silver One. In addition, all outstanding options to acquire Silver One Shares ("Silver One Options") were exchanged for options to acquire the equivalent number of Common Shares for the same aggregate consideration.

Current Operations

La Guitarra Mine

Silvermex is focused on developing its core asset, La Guitarra Mine, which is located in the Temascaltepec Mining District of Mexico. La Guitarra Mine, which is one of Silvermex’s material mineral properties for the purposes of NI 43-101, consists of two underground operating centres – La Guitarra and San Rafael – and a flotation mill with a proven capacity of 320 tonnes per day. The operations were re-opened in 2010 with limited production. For a description of La Guitarra Mine, see "Mineral Properties – La Guitarra Mine".

Silvermex is undertaking a significant underground drilling and development program along with extensive rehabilitation of its mine equipment, in order to bring the mine back into full production by the end of 2011. The San Rafael underground workings, directly contiguous to the La Guitarra zone, have recently been de-watered. Following the rehabilitation and development of this zone, the Company expects that this area will provide the primary feed for the mill.

At this time Silvermex plans to focus development on existing areas of production at La Guitarra and San Rafael. The Company has planned approximately 3,900 metres of underground development totalling $2.4 million in expenditures for 2011. This includes 600 metres of crosscuts for diamond drill platforms. Mining is scheduled to be conducted on multiple levels allowing for a consistent number of workplaces at any one time to meet production targets.

Within the Temascaltepec District, the Company has adopted a systematic approach to exploration, which involves the identification of potential economic mineralization through underground and surface sampling followed by drill testing priority targets. The Company has completed over 85,000 metres of core and reverse circulation drilling since August 2006. Initial drilling focused on developing Mineral Reserves and Mineral Resources near the existing La Guitarra Mine. The Company has conducted additional drilling and identified significant mineralization and potential new production centres in the areas of Mina de Agua, Nazareno and Coloso. Silvermex estimates that less than 5% of the identified vein system has been drill tested to date.

Drilling targets have been identified and some have been advanced significantly. Areas such as Mina de Agua, Coloso and Nuevo Discubrimiento have been drilled from surface and/or sampled underground with very positive results. Others, like Rincon and Maravillas have seen historic production with reportedly very high grades, but little or no exploration using modern techniques.

A new resource model, combined with a comprehensive program of surface mapping and sampling, will assist in prioritizing drill targets for 2011. Approximately 7,500 metres of surface drilling and 7,500 metres of underground drilling are planned for 2011.

San Marcial Project

Silvermex’s other material mineral property for the purpose of NI 43-101 is the San Marcial Project located in Sinaloa, Mexico, in which Silvermex, through Silver One, is acquiring a 100% interest. For a description of the San Marcial Project, see "Mineral Properties – San Marcial Project".

Other Properties

Silvermex also has an interest in the following properties:

El Rosario Project, Sinaloa, Mexico

Pursuant to an agreement (the "Aurcana Agreement") dated October 9, 2009, as amended November 9, 2009, between Silver One and Aurcana Corporation ("Aurcana"), Silver One acquired from Aurcana all of the issued and outstanding shares of Aurcana de Mexico S.A. de C.V., which subsequently changed its name to "Minera La Rastra, S.A. de C.V." ("La Rastra"). La Rastra holds the rights to, amongst others, the Rosario, San Juan and Plomosas concessions, covering approximately 8,515 hectares, (collectively, the "El Rosario Project") situated in Sinaloa, Mexico.

Pursuant to the Aurcana Agreement, Silver One paid $224,996 and issued 1,250,000 Silver One Shares to Aurcana, and agreed to issue an additional 1,000,000 Silver One Shares upon commencement of commercial production or on or before October 9, 2011. Upon the earlier of six months from the commencement of commercial production or April 9, 2012, Silver One is required to pay Aurcana an additional payment of US$500,000 and, on the earlier of 12 months from the commencement of commercial production or October 9, 2012, Silver One is required to pay Aurcana an additional payment of US$500,000. If commercial production does not occur on or before November 30, 2012 there will be no further cash payments by Silver One to Aurcana. Should commercial production commence on or before November 30, 2012, Silver One will be obligated to make three additional payments of US$500,000 in cash or issuance 500,000 Silver One Shares (the "Optional Shares"), at Aurcana’s option, to Aurcana on or before the 18, 24 and 30 month anniversaries of the commencement of commercial production. In addition, Silver One provided a covenant under the Aurcana Agreement that it will not take any action which would result in the delisting or suspension of its common shares on the TSXV.

It was contemplated by Silvermex, Silver One and Aurcana that in advance of, or in conjunction with, the Acquisition, the Aurcana Agreement would be amended to provide that Silvermex would assume Silver One’s share issuance obligations and covenant with respect to the listing of its shares thereunder. The Company plans on continuing discussions with Aurcana to enter into an amendment to the Aurcana Agreement and currently is not aware of any potential issues that may hinder or delay the entering into such an amendment.

When Aurcana purchased the El Rosario Project from Industrial Minera Mexico, S.A. de C.V. ("IMMSA"), the acquisition agreement stipulated that Aurcana was to use its "best commercial efforts" to initiate commercial production within 18 months from the date of signing the agreement (i.e. by August 2, 2007). If no commercial production is undertaken by such date due to a cause attributable to Aurcana, an advance royalty of 1.75% to 3.5%, depending on the price of zinc, is to be paid, based on 25% of estimated annual production and sales.

Silvermex has no immediate plans to conduct further exploration work at the El Rosario Project.

Peñasco Quemado Project, Tubutama, Sonora, Mexico

In April 2009, pursuant to an agreement dated May 26, 2005, as amended on November 14, 2005 between Terra Plata and Santos Jaime Castillo Romo, Silver One completed the purchase of a 100% interest in three exploitation concessions known as the Peñasco Quemado, Ballesteros and Lista Negra concessions situated in the north-central region of the State of Sonora, which, collectively, are known as the "Peñasco Quemado Project". Silver One paid a total of US$600,000 and issued 500,000 Silver One Shares over a four year period.

On April 28, 2005, Silver One entered into a funding agreement ("Funding Agreement") with Silver Standard, which granted Silver Standard an option to enter into a joint venture with respect to the project upon notification by Silver One that it has prepared a resource estimate that meets or exceeds an aggregate of 30 million ounces of silver in the Measured, Indicated and Inferred Mineral Resource categories. Upon such notification, Silver Standard may elect to enter into a joint venture by expending the greater of double the expenditures incurred to that date by Silver One or US$1,000,000. Upon the formation of the joint venture, Silver Standard would acquire a 51% interest and would be the operator of the project. Silver Standard would also be responsible for reimbursing Silver One for all property payments made to that date. Silver Standard may increase its interest to 70% by paying all costs required to complete a feasibility study. The Funding Agreement contains a right of first offer provision whereby Silver Standard has a right of first refusal on Silver One’s interest in the project. The Funding Agreement also contains a dilution provision which provides that in the event either party’s interest is diluted below 10%, it shall relinquish its participating interest to the other party in return for a 1% net smelter return.

During its fiscal year ended April 30, 2006, Silver One staked another three exploration concessions (9,180 hectares) and received property titles issued by the Mexican General Mining Bureau. These concessions are located in Tubutama and Atil in Sonora, Mexico and have been included in the Peñasco Quemado Project. These concessions are not part of the Funding Agreement with Silver Standard.

Silvermex has no immediate plans to conduct further exploration work on the Peñasco Quemado Project.

La Frazada Project, Nayarit, Mexico

In 2008, Silver One staked a 360 ha concession along the South West margin of the Sierra Madre Occidental, in the district of Real del Zopilote, in the state of Nayarit. The concession encompasses the past producing La Frazada Silver Mine. The project is located approximately 300 km northwest of

Guadalajara and less than 100 km south of Silvermex’s San Marcial Project. Silvermex has no immediate plans to conduct exploration work on La Frazada Project, but is considering its exploration options for La Frazada Project.

BUSINESS OF SILVERMEX

Silvermex is focused on developing its core asset, La Guitarra Mine, which is located in the Temascaltepec Mining District of Mexico. For a description of La Guitarra Mine, see "Mineral Properties – La Guitarra Mine".

Product Summary

Principal Markets

The Company’s principal products are silver and gold. There are worldwide gold and silver markets into which the Company can sell and the Company is not dependent on a particular purchaser with regard to the sale of silver or gold. Since acquiring La Guitarra, Silvermex has received its revenue from, and it anticipates its markets will continue to be, the North American bullion markets.

Distribution Methods

Mineral concentrate containing both silver and gold is produced on site. This mineral concentrate is shipped to third parties for further processing first to produce doré, which is then sent for refining. All costs for offsite smelting and refining are borne by La Guitarra, which receives payment for the refined silver and gold sold subject to certain negotiated terms.

Currently, La Guitarra’s metal production from the concentrate stage is managed and commercialized by Compañia Minera Peña de Bernal S.A. de C.V. ("Peña de Bernal"), which is arms length to Silvermex.

The Company believes that because of the availability of alternative processing and commercialization options for its concentrate, it would suffer no material adverse effect if it lost the services of Peña de Bernal.

Silver and Gold Production

As a result of an illegal road blockage, which prevented site access to La Guitarra Mine during most of 2009, there were no operations or production during the financial year ended December 31, 2009. Mine access was restored in November 2009, which allowed the Company to initiate work to restart operations and also ship mineral concentrates that had been produced during the year ended December 31, 2008. Operations at La Guitarra Mine resumed in May 2010. Initial mill feed for the mine restart came from material stockpiled prior to shut down in 2008 and low grade dump type material. Since the mine restart work has progressed to restore access to existing work areas and bring them back into production to replace this low grade material. Currently the mill is running at approximately 55% capacity.

The following table sets out the Company’s annual metal production rates based on actual sales by La Guitarra Mine for each of the last three financial years:

	Financial year ended December 31
	2010	2009	2008
Silver Ounces	112,690	12,644	316,810
Gold Ounces	934	141	2,554

During the year ended December 31, 2009, there was no mineral production at La Guitarra Mine because of access issues; however, mineral concentrates produced during 2008 were shipped by La Guitarra and processed. These mineral concentrates contained 14,565 ounce of silver and 156 ounces of gold, and La Guitarra received payment for 12,644 ounces of silver and 141 ounces of gold that were recovered. It is estimated that on December 31, 2010, La Guitarra Mine has mineral concentrate inventories of approximately 300 tonnes containing approximately 19,500 ounces of silver and 130 ounces of gold.

Production

The principal mining method used by the Company is conventional cut-and-fill mining. The Company is in the process of evaluating other mining methods to be used to increase productivity and improve efficiency.

Competitive Conditions

The mining industry is competitive in all of its phases. Silvermex faces strong competition from other mining companies in connection with the acquisition and development of, and production from, mineral concessions, claims, leases and other interests, as well as for the recruitment and retention of qualified employees and consultants. Many of these companies have greater financial resources, operational experience and technical capabilities than Silvermex. As a result of this competition, Silvermex may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, Silvermex’s revenues, operations and financial condition could be materially adversely affected.

Components

The ability to operate a mine and mill is dependent on the availability of raw materials and ability to secure these materials in a consistent and timely manner. Basic inputs such as water and electricity are readily and consistently available to La Guitarra. Mining consumables such as: drill steel and bits, fuel and reagents, explosives, mining equipment and parts, steel and cement are generally readily available in Mexico from multiple suppliers.

In recent years some specific consumables have been in short supply and the Company tries to adjust for shortages (or potential shortages) of key components by carrying extra inventory. Many of the consumables and materials used in the mining industry have experienced significant price increases in recent years, as the prices for commodities such as oil and steel have increased.

Environmental Protection

In 2011, the Company plans to construct a water treatment facility to improve the downstream quality of the water discharged from the La Guitarra Mine area. As part of the Company’s ongoing effort to improve the environment in which its workers and their families live, the Company is taking a proactive effort to construct a facility to capture and neutralize water from the mine property. The cost of this facility is estimated at $160,000 and annual operating costs are expected to be minimal.

Employees

As at December 31, 2010, the Company has the following employees and contractors:

Location	Full-Time Salaried	Full-Time Non-Salaried	Contractors
Vancouver Office	8	0	2
La Guitarra Mine(1)	44	132	0
San Marcial Project / El Rosario Project	3	10	1
Total	55	142	3

Note:

(1) Employed by Servicios para la Industria Minera S.A. de C.V.

Foreign Operations

All of the Company’s material mining and mineral exploration operations are currently conducted in Mexico, and as such Silvermex’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism; hostage taking; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. See "Risk Factors – Political and Regulatory Framework in Mexico", "Risk Factors – Operating in Mexico", "Risk Factors – Civil Disobedience", "Risk Factors – Operations Conducted through Foreign Subsidiaries", "Risk Factors – Mining Titles", and "Risk Factors – Foreign Currency Exchange".

MINERAL PROPERTIES

La Guitarra Mine

Feasibility Study

On December 16, 2009, Silvermex received the results of the Feasibility Study, which evaluated the expansion of Silvermex’s existing mining operations at La Guitarra Mine, and within the Temascaltepec Mining District, from 320 to 3,000 tonnes per day.

The Feasibility Study examined the construction of a new cyanide leach plant, expansion of the existing La Guitarra Mine, development of new underground mining centres and surface mining operation. It is estimated the operation of a cyanide leach plant, in conjunction with a Merrill-Crowe precious metals recovery process and doré refinery for silver and gold, will recover approximately 44 million silver equivalent ounces ("eAg") consisting of approximately 30 million ounces of silver and 241,000 ounces of gold over a 9-year mine life based on current Proven and Probable Reserves. The Feasibility Study contemplates the processing of 2.2 million tonnes of ore mined from underground and 6.8 million tonnes of ore mined from surface.

Projected pre-production capital costs for the construction of a new mill and mine development are US$148.7 million, which includes taxes, contingencies and working capital totalling US$40.4 million. Estimated pre-tax cash flows over the initial 9-year project life are US$125.2 million after capital recovery, resulting in a pre-tax 20% internal rate of return. The provisional time for project pay back is 3.6 years at the Feasibility Study’s metal price averages. The estimated net present value of the project is US$74.8 million using a 5% discount rate. The study used average metal prices of US$14 per ounce for silver and US$800 per ounce for gold for all cash flow and pay back estimates. Metal prices used in the Feasibility Study represented average metal prices during the 36-month period preceding the study’s publication date. Average metal prices during the 36-month period preceding the date of this AIF were approximately US$17.79 per ounce for silver and US$1,047.27 per ounce for gold.

Over the 9-year life of the current reserve, KCA summarizes average mining cost of US$11.54 per tonne of ore for surface mining and US$39.65 per tonne of ore for underground mining. Both average costs per tonne include waste movement and development. The average process cost is estimated at US$17.82 per tonne of ore, and general & administrative costs are estimated to be US$2.22 per tonne of ore. The total average cost is estimated at US$38.40 per tonne of ore from all sources. Estimated costs are US$8.32 per equivalent ounce of silver or US$475.62 per equivalent ounce of gold.

All equipment costs in the study were estimated by KCA using new equipment costs, and no provision has been made for any potential cost reductions should good used equipment become available. Estimated metal recoveries are 92% for silver and 90% for gold based on metallurgical test work conducted by KCA on several different bulk samples and ore from all identified deposits.

Technical Reports & Qualified Person

Unless otherwise stated, information of a technical or scientific nature related to La Guitarra Mine contained in this AIF is summarized or extracted from La Guitarra Mine Technical Report prepared by Glenn Clark, P.Eng., John C. Thornton, SAIMM and Daniel Kappes, P. Eng. who are all "Qualified Persons" for the purpose of NI 43-101, all of whom are independent of the Company.

Mr. Clark has verified the data comprising such technical information, including sampling, analytical and test data underlying the information or opinions contained herein. Certain information in this AIF has been taken from the La Guitarra Mine Technical Report, a copy of which has been filed under Silvermex’s profile on SEDAR at www.sedar.com.

Ownership

La Guitarra either owns or leases 43 exploitation concessions totalling 39,714 hectares, which are primarily located in the Municipality of Temascaltepec, in Mexico State. However, some concessions are in the municipalities of Valle de Bravo and San Simón de Guerrero. La Guitarra directly holds title to 38 of the mineral concessions and 5 concessions are leased from a third party, Mario Héctor Gottfried Joy.

All concessions have an annual minimum investment to complete, and an annual mining tax to be paid to keep the concessions in good standing. All concessions are exploitation concessions that have a 50 year life, and can be renewed as long as the mine is active. Of the current concessions, the oldest were granted in 1983 and the most recent in 2007.

Surface Rights

Surface rights in the area of the mining concessions are held both privately and through group ownership either as communal lands, or Ejido lands.

La Guitarra currently leases surface rights covering 62 hectares from the community of La Albarrada under a Temporary Occupation Agreement in effect for the shorter of the legal or economic life of the underlying mineral concessions. The current shortest legal life of any of the underlying mining concessions is 22 years with an option to renew for an additional 50 years. The current areas of operations, the existing mill and the majority of the existing infrastructure are located within these 62 hectares. La Guitarra owns 420 hectares of surface rights covering the northwest portion of the outcropping Creston bulk tonnage target and the Nazareno area of the property. La Guitarra also owns 34 hectares of surface rights in the Municipality of San Simon de Guerrero, which cover part of the Santa Ana Vein.

In order to expand operations, Silvermex may need to purchase additional surface rights or negotiate additional temporary occupation agreements.

Royalties

There are currently three royalties in effect over the concessions at La Guitarra Mine:

Las Torres Royalty. This net smelter returns royalty applies to production from 23 concessions totalling 354.1 hectares containing the current areas of production at La Guitarra and is the only production royalty currently payable. The royalty is based on the price of gold. If gold is US$300 or less, then the royalty is 2%. If the price of gold is between US$300 and US$350 the royalty is 3%, and if the price of gold is US$350 or more, the royalty is 3.5% . The current NSR royalty rate is 3.5% of La Guitarra production. This royalty was purchased by Silvermex in February of 2008 and all amounts considered payable by La Guitarra under this royalty in calculating other royalties are in effect payable to Silvermex. See "Luismin Royalty" below.

Mario Héctor Gottfried Joy Royalty. This royalty covers five concessions totalling 767.3 hectares. The agreement calls for a payment of $2,000 per month subject to an inflation adjustment after September 2003. The monthly payment is considered as an advance on the royalties. Once the concessions are in production the monthly royalty payment will be reduced by US$500 if the calculated monthly royalty is US$3,500 or less; and by US$1,000 if the royalty is US$3,501 or more. Royalty payments of 1.5% of the amount received in final payment for the silver and gold produced is payable when the properties are in production. If the price of silver is more than US$15 per ounce, the royalty increases to 2%. An additional, one-time payment to Mr. Gottfried Joy of US $200,000 is payable when the production has totalled 30,000 equivalent ounces of gold.

Luismin Royalty. La Guitarra must pay to Luismin, S.A. de C.V. ("Luismin") a net smelter return royalty of 1-3% based on the price of gold for production from the 7,257 hectares of concessions included in the original La Guitarra purchase by Silvermex from Luismin. If the price of gold is at least US$400, but less than US$450, per ounce the royalty is 1%. If the price of gold is US$450, but less than US$500, the royalty is 2%. If the price of gold is US$500 or higher, the royalty is 3%. The Luismin royalty is payable once production from the concessions starting August 1, 2004 totals 175,000 equivalent ounces of gold. All of mine production will be converted to equivalent ounces of gold. The amount of Las Torres Royalty and the Mario Héctor Gottfried Joy Royalty payable on minerals mined, produced or otherwise recovered from such properties are to be deducted from the royalty payable by Silvermex to Luismin.

No royalties are payable on production from concessions outside the 7,257 hectare block that Silvermex purchased from Luismin as part of the purchase of La Guitarra.

Permits

The Company believes it has all necessary permits for current mining operations. Silvermex will be required to expand existing permits or obtain additional permits in order to expand operations at La Guitarra Mine, initiate surface mining on the Creston, initiate mining at Mina de Agua, Nazareno, Coloso or other areas or construct a new mill and tailings facilities.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Temascaltepec Mining District and La Guitarra Mine are located approximately 150 km southwest of Mexico City, in Mexico State, and approximately 65 km from Toluca. La Guitarra Mine is at an elevation of approximately 2,100 metres. The nearest local town is Temascaltepec, which is approximately 6 km from La Guitarra Mine.

International airports are located in both Mexico City and Toluca. Major population centres in the area include Temascaltepec, San Simon de Guerrero and Valle de Bravo. There are paved roads throughout the Temascaltepec District – current areas of operations are situated less than 2 km from paved roads and are easily accessible by two-wheel drive vehicles. Because the Temascaltepec District has a long history of mining, most areas of potential interest are located within a few hundred metres of gravel or paved roads.

The climate in the area of is moderate in temperature and very humid. The average annual temperature is about 18°C. The warm month average may be as high as 26°C and the cold month average may be in the order of 8°C. The majority of the approximately 1,200 millimetres of rain falls during the summer months from June to September. Evaporation is relatively high and exceeds the precipitation.

La Guitarra Mine has good access to local infrastructure and services. Telephone and high speed internet connection for the mine site are provided by a link to the town of Temascaltepec. The local communities provide a large labour pool to draw from, and sufficient accommodation to support any current or anticipated levels of staffing from outside the area. The national power grid crosses the property within 700 metres of the existing mill and offices. All current and project production centres are near natural water sources. Medical clinics are located in the communities of Temascaltepec and San Simon de Guerrero, and hospitals are located in Valle de Bravo and Toluca. Proximity to the major industrial centres of Toluca and Mexico City provides access to a large variety of suppliers.

The infrastructure at the mine site consists of an analytical laboratory, drill core facilities, a flotation mill, offices, repair shops, and warehouses. The various locations at the mine site are joined together in a computer network. Water is supplied from the mine workings and surface streams. The mine holds the right to take 192,000 cubic metres of water per annum from the Temascaltepec River.

The mine and the plant facilities at La Guitarra are located in rough, hilly terrain. The elevation at the plant is approximately 2,100 metres. The topographic relief in the area is 500 metres. Much of the area is forest covered with pine trees being less than 260 centimetres in diameter. In some areas, the underbrush is dense and difficult to pass through. The stream valleys have broad relatively flat flood plains that are used for agriculture.

History

Mining in the Temascaltepec area started in the mid 1500s when the Spanish miners first arrived. Old tools, ancient buildings and antiquated mining shafts are found throughout the area. Early Spanish operations were focused in an area 4 km southeast of La Guitarra at a place called Mina de Agua, where much softer rock made it easier to access the underlying silver and gold. Production in the District has been ongoing since the 1550s.

In the 18th century, the Mina de Agua mine and surrounding area were one of Mexico’s largest silver producers, generating roughly 10% of the country’s total mineral wealth. The mine was well known for its very high, or 'bonanza’-type, grades of silver and gold, and historical records from the period refer to several kilograms of silver per tonne and several tens of grams of gold per tonne. Historical documents indicate production was valued in excess of $100 per tonne, when prices were roughly $15 per ounce for gold and $1 per ounce for silver. In fact one of these areas at the Cinco Senores shaft was abandoned due to flooding, while in the midst of mining bonanza grade ore. Two efforts were made to finance the recovery of this mine: one in 1831 by London mine financiers; and another in 1907 by financiers from France. Both efforts were thwarted by financial crisis in those respective countries, and today the mine remains closed.

Mining in the Temascaltepec District came to a halt in the early 19th century for two primary reasons: technology was unable to handle the underground flooding that occurred in several mining shafts; and the 1810 War of Independence in Mexico caused political upheaval in the Temascaltepec Mining District.

Temascaltepec remained more or less idle from 1810 until the early 20th century, when the American Rincon Mining Company began significant mining and smelting operations at Rincon, in the southeast portion of the Temascaltepec Mining District. This operation continued until the mid-1930s, when it closed as a result of inadequate capital reinvestment. Over the life of the Rincon mine, the Temascaltepec Mining District was the third largest silver producer in Mexico.

In 1990, modern mining resumed when the Compañia Mineria Arauco returned to where the Spaniards had began in 1555, conducting exploration and development work on the Guitarra vein with an initial production rate of 30 tonnes per day.

In 1993, Luismin acquired the property and began consolidating the District. Luismin expanded the reserve base in La Guitarra Mine and increased the milling capacity to 320 tonnes per day.

In August of 2003, Silvermex purchased La Guitarra Mine from Luismin and gained control over the entire Temascaltepec Mining District.

Geological Setting

La Guitarra Mine is in the southeast end of the Mexican Silver Belt. The Sierra Madre Occidental, or the mid-Eocene Ignimbrite Belt, includes large extrusions of rhyolite and andesitic volcanic material. Numerous low sulphidation epithermal Ag-Au deposits are associated with hydrothermal activity during the mid-Eocene period. In the southern part of the belt in the Temascaltepec area, where La Guitarra and a number of other deposits are located, mafic volcanics of the Trans-Mexican volcanic belt overlie the intermediate to felsic Eocene volcanics.

Structural Geology

The Jurassic basement rocks of the Temascaltepec were deformed by folding with uplifting prior to the deposition of the early Eocene. After the folding, there were several periods of extensional faulting. The intrusion of the late Eocene to Oligocene granites and out-pouring of volcanics are apparently associated with the faulting. The vein mineralization has a pronounced northwest trend indicating the faulting played a large part in controlling their emplacement. Fault movements have been difficult to determine.

There was a period of volcanism in mid-to-late Eocene time. It is believed that the vein mineralization was emplaced either late in the period of volcanism or immediately after the volcanism. These veins have a pronounced northwest trend indicating the structural control and show evidence of extension during deposition. The structures in the veins and the structures associated with the veins suggest that the movement during vein formation was not intense. These vein structures indicate normal fault movement. Many veins in the Mina de Agua region and further east also have indications of a left lateral movement.

The Temascaltepec fault started in Miocene time and continued in post-Miocene time. This northwest dipping normal fault has down-dropped La Guitarra mine area relative to the area to the southeast part of the area, including Mina de Agua, which allowed the preservation of a large area of Miocene basalts in a structural basin west of the fault. The high-level epithermal veins of La Guitarra were preserved by this faulting with only deeper level vein systems preserved to the southeast. The fault strikes northeast and is considered to be at the contact of the metamorphic rocks and the basalt just south of the Town of Temascaltepec.

Mineralized Veins

The mineralized vein systems that are found on the property are classed as polymetallic, low-sulphidation of epithermal origin. There are in excess of 100 epithermal veins traversing the property in four main vein trends called El Coloso/Nazareno, La Guitarra, Mina de Agua and El Rincon. These mineralized veins traverse the property along a strike length of greater than 15 km and a width of greater than 4 km.

The emplacement of the veins is structurally controlled by extensional strike slip faulting. This structural control is typical for the Mexican intermediate to low sulphidation epithermal vein systems. The veins cut across different rock types but are considered to be from the same major hydrothermal system.

The veins vary in width from less than a metre to over 20 metres. The quartz veining consists of well banded, chalcedonic and fine grained crystalline quartz with minor amounts of calcite. The chalcedonic quartz is thought to indicate an upper part of the mineral system suggesting that the depth potential of the mineralization is good. The wall rocks around the veins are altered with advanced argillic mineralization and an outer propylitic halo. This alteration extends from 1 metre to 50 metres from the veins.

The sections of the veins that were open or dilatants at the time of the silver and gold mineralization form the ore bodies. These open areas were controlled by the inclination of the veins and the intersections of the different vein sets. The northwest and west-northwest vein sets are the primary intersecting vein sets that control the mineralization. Due to the recurring nature of the vein sets and their intersections, ore zones also occur in a repetitive nature 150 metres to 250 metres apart.

La Guitarra Veins

La Guitarra vein system outcrops along a strike of more than 3.5 km and has been explored in part to a depth of 500 metres. In the eastern part, the veins strike generally northwest and in the westerly part change to westerly strike. The dip of the veins is steeply to the south from 70° to 90°.

At La Guitarra, the 1 metre - 4 metre wide mineralized zones are situated within a large quartz vein that is up to 20 metres wide. These brecciated and re-brecciated mineralized zones are very complex, pinching, swelling and bifurcating over short distances.

The silver and gold is contained in silver sulphides, sulphosalts and electrum. The remaining mineralization consists of minor amounts of pyrite and other sulphides such as galena and sphalerite.

The mineralization appears to have occurred over 3 stages:

  the 1st stage contains most of the base metal mineralization;

  the 2nd stage has repetitive silica banding and precious metal deposition, with the largest volume of silver and gold mineralization; and

  the 3rd stage has the highest silver-gold grades, but does not have significant volume.

Alteration of the wall rocks is only strong in contact with the veins.

Exploration & Drilling

Between July 2006 and August 2008, Silvermex conducted a large scale exploration program within the Temascaltepec District. Initial surface mapping and sampling was followed by diamond drilling from surface using both core and reverse circulation ("RC") drilling. A total of 85,645 metres of drilling in 452 drill holes consisting of 289 core drill holes, and 163 reverse circulation drill holes was completed. The RC drilling was focused, but not limited to testing the Creston target. The core drilling primarily took place at Coloso, Nazareno, Santa Ana, La Guitarra/San Rafael and on the Creston target. Drilling was conducted by BDW Drilling and Silvermex’s own personnel.

Sampling and Analysis

La Guitarra Mine has a laboratory associated with the milling complex, which assays all of the mill samples, bullion and mine samples. The exploration samples from the drilling programs are sent to either ALS Chemex in Vancouver, British Columbia or the SGS laboratory in Durango, Mexico for analysis. The sampling, handling and assaying methods used at La Guitarra are generally consistent with good exploration and operational practices. La Guitarra’s laboratory is not certified. The ALS Chemex Laboratory and the SGS Laboratory are both certified.

Sampling

Diamond drill core samples, chip samples and muck samples are all used at La Guitarra for mining control as well as for Reserve and Resource determination. Diamond drill holes are used to locate the extensions of the veins or to find new veins, and used to provide sample data between the mine levels for Resource and Reserve determinations. The drill core is logged in La Guitarra’s facility at the mine site, then oriented and marked for sampling by the geologist. For all drill cores, intervals selected for sampling are cut in half using a diamond saw by the designated core splitter. One half of the core is retained in the core box for further consideration, and the other is placed in properly marked sample bags for shipment to the laboratory. The collars of all diamond drill holes are surveyed and holes are surveyed down the hole.

The chip samples are taken underground by a trained sampler. The new exposures of the veins are sampled in the workings. Due to production pressures not all of the stope lifts are sampled. Samples are taken by chipping with a hammer across the sample length in a channel fashion. The sample lengths are set so that the individual veins and the waste sections within the veins are sampled separately. The wall rocks at the sides of the veins are sampled separately from the veins. The samples are normally less than a metre in length. The samples are placed in appropriately marked bags and transported to the laboratory. The samples are marked and located using the survey markers for control.

Silvermex has implemented a quality control system that includes the insertion of blanks, duplicates and reference material in the sample stream. To check the assay results, La Guitarra laboratory re-assays approximately 3% of all of the samples with additional checks run on anomalous values. This program was not fully implemented during 2007 due to the extra volume of assay samples the laboratory was handling. The program to send the samples out for check analysis is under the direction of La Guitarra’s Superintendent of Geology.

Assaying

La Guitarra assay laboratory follows standard protocols for sample preparation and assaying. As the silver levels are generally high in the samples run by the mine, the practice of routinely adding a fixed amount of silver to the assay sample has not been practiced. When this procedure of a silver addition is used, the analysis of low grade samples is easier. In 2006, Silvermex introduced quality control and assurance programs and has a program set up to confirm the assay labs results.

At La Guitarra Laboratory, the samples are:

  crushed to 1/8 inch with a jaw and cone crusher;

  riffle split to approximately a 200 gram sample;

  dried;

  pulverized in a disk pulveriser with 90-95% passing thru 200 mesh screens; and

  the pulveriser and crusher are cleaned by compressed air after each sample.

Normal fire assay procedures are employed using a 20g sample regardless of the source of the sample. La Guitarra previously used 10g assay samples, but this was increased in late 2006 as the 10g was a very small sample for rock analysis.

For the assay process, the doré bead is weighed on a micro balance; the silver is removed from the doré bead with nitric acid; and finally the gold prill, remaining after the silver is removed, is weighed using a micro balance.

Sample Handling

Recent drill programs have seen the introduction of quality control and quality assurance programs to insure that the sampling and assaying is conducted in accordance with the best possible practices.

Initially for the check analysis, the drill core was handled as mentioned above with one half of the sawn core going to the mine site lab for preparation. After the initial preparation, crushing and grinding, samples are split for both the mine lab and for ALS Chemex. The samples actually sent for this set of check analysis would have been either a crushed lab reject or a ground pulp reject. Both of these methods have been employed in the past. The sample was sent to Hermosillo, where it was pulverized in the ALS Chemex lab and then the prepared pulps were sent on to Vancouver, BC for fire assay.

The current practice is to send one half of the sawn drill core directly to the ALS Chemex facility in Hermosillo, and the prepared pulps are sent to Vancouver for analysis. When requested, duplicate samples will be prepared for La Guitarra lab. Occasionally a 1/4 split of the core is sent to La Guitarra lab.

All sample rejects and pulps are returned to the mine for storage.

Check Assaying

In 2007, there were 867 check analyses of samples (as described above) from the recent drilling, which were analyzed by ALS Chemex and La Guitarra Mine laboratory. In 2006, 1,653 samples were assayed by both of these laboratories; the sampling data is available in GRCA reports dated September 22, 2006 and May 15, 2007. ALS Chemex uses a different procedure for analysis with all of the samples being analyzed by ICP with an AA finish. Samples containing more than 10 g/t gold ("Au") or more than 100 g/t silver ("Ag") are re-analyzed using a fire assay with a gravimetric finish for both silver and gold or an acid digestion with an AA finish for silver.

The following are the averages for this set of check samples. The assays have been presented as a straight arithmetic average.

		Comparison of Check Analysis
		Au g/t		Ag g/t		eAg g/t
Sample Groups	# of Samples	La Guitarra	ALS Chemex	La Guitarra	ALS Chemex	La Guitarra	ALS Chemex
Average	867	0.19	0.18	17.7	18.6	27.2	27.6

In 2007, the check analysis did have some problems that appear to be sample preparation or sample handling problems with possible errors on the sample numbers. Over all, the check analyses were on too few samples that had significant gold and silver levels. These problems were obvious at other mines and probably were caused by overloading of the laboratories.

The previous check sampling was quite close for the checks done in 2006 as can be seen in Table 16.2. Significantly less drilling was done in 2008 than in 2006/2007; however, as a result, there were less check assays done in 2008. The 2008 results were comparable to the 2006 check sampling, which restored confidence in the sampling and assaying.

Check Analysis 2006

		Au g/t		Ag g/t
Sample Groups	# of Samples	La Guitarra	ALS Chemex	La Guitarra	ALS Chemex
Average	943	0.47	0.51	56	57
Ag 60+ g/t	221	1.58	1.63	190	183
Ag 150+ g/t	88	2.30	2.22	333	310
Ag 60 – <150 g/t	133	1.10	1.24	97	99
Ag 20 – <60 g/t	191	0.34	0.35	36	41
Ag 0 - <20 g/t	531	0.05	0.11	7	11

Resources and Reserves

Cautionary Note to Investors Concerning Reserve Estimates

The following Mineral Reserve estimates that have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 under the Exchange Act, as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, Mineral Reserve estimates contained in this AIF may not qualify as "reserves" under SEC standards. In addition, disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

The following table uses the terms "measured resources" and "indicated resources". We advise investors that while these terms are recognized and required by Canadian securities regulations (under NI 43-101), the SEC does not recognize these terms. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into SEC defined reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This section uses the term "Inferred Mineral Resources". We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. None of the following mineralization has been demonstrated to be ore nor is considered to be a Mineral Reserve. Investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable. See “Risk Factors”.

Silvermex has estimated resources and reserves for its La Guitarra silver/gold mine and Temascaltepec Mining District as of December 16, 2009.

The Qualified Persons under NI 43-101 for this reserve and resource estimate include Glenn R. Clark, P.Eng of Glenn R. Clark & Associates and John C. Thornton, SAIMM of Thor Resources LLC. They are both independent of Silvermex and have prepared, or supervised the preparation, of the information contained herein and verified the data disclosed.

The following tabulates the reserve and resources by area and category, as of December 16, 2009:

Category	tonnes ('000)	Ag g/t	Au g/t	eAg g/t	oz Ag	oz Au	oz eAg
Underground Reserves
Proven	577	208	1.50	292	3,858,000	27,800	5,417,000
Probable	1,608	209	1.45	290	10,804,000	74,900	14,992,000
Total Underground Reserves	2,185	209	1.46	291	14,662,000	102,700	20,409,000
La Guitarra Open Pit Reserves
Proven	2,615	87	0.80	132	7,314,000	67,200	11,097,000
Probable	4,209	77	0.72	117	10,419,000	97,300	15,833,000
Total Surface Reserves	6,824	81	0.75	123	17,733,000	164,500	26,930,000
Total Reserves	9,009	113	0.93	165	32,395,000	267,200	47,339,000
La Guitarra Open Pit Resources - 45 g/t eAg Cut-off
Measured	3,008	86	0.84	133	8,318,000	81,300	12,864,000
Indicated	5,973	76	0.77	119	14,594,000	147,800	22,851,000
Total M + I(1)	8,980	79	0.79	123	22,912,000	229,100	35,715,000
Inferred	2,694	74	1.00	130	6,408,000	86,600	11,257,000
Underground Inferred Resources
Total Underground Inferred	10,000	305	1.95	414	98,063,000	627,600	133,103,000
Total Inferred	12,683	256	1.75	354	104,471,000	714,200	144,360,000

Note:

(1) Open Cut Measured & Indicated Resources include Proven & Probable Reserves

Underground Reserves were calculated using a 135 equivalent silver ("eAg") grams per tonne cut-off, a 20% dilution factor at zero grades. The methodology used for the Underground Reserves was standard polygonal projections on longitudinal sections. Proven Reserves were projected 0-15 metres from data points and Probable Reserves were projected 15-40 metres for all areas, except Santa Ana. Proven Reserves at Santa Ana were projected 0-15 metres and Probable 15–50 metres. Silver assays were cut to 1,500 g/t and gold assays to 15 g/t.

The following tabulates the parameters used to create the Creston block model grade interpolations:

Parameter	Value, Distance or Method
Grade Estimation Method	IDP3
Block Size (length x width x bench Height)	10x3x3 metres
Composite Length	3 metres
Gold Outlier Cap	10 g/t
Gold Outlier Capping Distance	15 metres
Silver Outlier Cap	700 g/t
Silver Outlier Capping Distance	15 metres
Measured Distance	20 metres
Minimum Number of Composites for Measured	2
Indicated Projection Distance	20-50 metres
Minimum Number of Composites for Indicated	2
Inferred Projection Distance	+ 50 metres
Model Constraint	3D Solid/Wire Framing Model

Silver to gold ratio of approximately 56:1 representing a gold price of US$780/oz gold and a silver price of US$13.80/oz was used in the eAg calculation.

As the Feasibility Study neared completion, the average gold and silver prices used in the Feasibility Study and the La Guitarra Mine Technical Report were sufficiently close to US$800 per ounce gold and US$14 per ounce silver that these metal prices were adopted for the financial valuations presented in both documents. The silver to gold ratio was left at 56 to 1. Silver and gold recoveries are 82%-89% using the existing flotation circuit averages and estimated at 92% for silver and 90% for gold using a proposed new cyanide mill. The total estimated operating costs for mining, milling and general & administrative costs is US$38.40 per tonne of ore processed.

The reserve and resource calculations are based on assay data obtained from diamond drilling and sampling on surface, and ore body modelling. The primary source of drill data was retrieved from a total of 85,645 metres of drilling in 452 drill holes consisting of 289 core drill holes, and 163 reverse circulation drill holes completed between August 2006 and June 2008.

The substantial increase in mining reserves and corresponding recoverable ounces are the result of very successful surface drill programs that nearly doubled the projects Underground Reserves from 11,516,000 eAg ounces to 20,411,704 eAg ounces. In addition, the mining reserves now include La Guitarra Open Pit Reserve of 26,933,051 ounces that were previously classified as resources in the La Guitarra Mine technical report dated June 25, 2008. This upgrade of the Open Pit deposit to reserves is based on KCA’s projected processing costs of US$20.00 per tonne of ore to a proposed agitated leach, Merrill Crowe gold recovery plant at 3,000 tonnes per day, and Silvermex’s mining costs for the open pit, developed in conjunction with a mining contractor with current operations ongoing in Mexico, and the metal recoveries summarized in the Feasibility Study.

The Feasibility Study has dramatically increased the projects expected equivalent silver ounces to be produced from the proposed expanded operations. The results of the drilling programs have not only increased the Proven and Probable Reserves for all operations, but the expected grades have increased from the most recent drilling assay results.

The following table shows the growth of resources and reserves by area and category:

Resource & Reserve Growth from 2008
Category	tonnes ('000)	oz Ag	oz Au	oz eAg
Reserves	639%	361%	548%	415%
Measured + Indicated	-17%	65%	34%	60%
Project Inferred	26%	6%	13%	11%

La Guitarra Mine including the San Rafael zone account for a large portion of the Underground Reserves and Resources. Included in the summary are Underground Reserves and Resources from other zones known as Nazareno, Coloso and Mina de Agua (Santa Ana veins).

The following tabulates the Underground Reserve by area:

La Guitarra and Temascaltepec Silver Gold Mining District Underground Reserves by Area
Area	tonnes ('000)	Ag g/t	Au g/t	eAg g/t	oz Ag	oz Au	oz eAg
Guitarra	1,063	188	1.80	289	6,415,000	61,300	9,855,000
Nazareno	240	146	0.79	190	1,122,000	6,100	1,462,000
Coloso	373	335	2.65	483	4,010,000	31,700	5,780,000
Mina de Agua	509	191	0.22	203	3,115,000	3,600	3,312,000
Total Underground Reserves	2,185	209	1.46	291	14,662,000	102,700	20,409,000

All surface Reserves and Resources are contained within La Guitarra open pit, which is situated above the existing La Guitarra Mine. A mine design has been developed for the surface deposit which would exploit the deposit through development of three separate open pits: La Cruz, Los Angeles and Creston.

The following tabulates the Open Pit Reserves by mining area:

La Guitarra & Temascaltepec Silver Gold Mining District Surface Reserves by Area
Area	tonnes ('000)	Ag g/t	Au g/t	eAg g/t	oz Ag	oz Au	oz eAg
La Cruz	1,585	83	0.76	125	4,741,000	42,200	7,099,000
Los Angeles	3,073	72	0.64	108	8,087,000	70,300	12,019,000
Creston	2,166	61	0.67	99	4,905,000	52,000	7,812,000
Total Open Pit Reserves	6,824	81	0.75	123	17,733,000	164,500	26,930,000

It is estimated that at the conclusion of mining the identified Mineral Reserve contained in the three open pits there will be 2,156,000 tonnes of Measured & Indicated Resources remaining above the 45 g/t operating cut-off, containing 8,656,000 eAg ounces. Depending on the silver and gold prices prevailing at the end of the current proposed mine plan, and the prevailing operating costs at the time, it would have to be determined if further open pit mining would be justified beyond what has been determined in the current mine plan and Feasibility Study.

The following is a breakdown of the Open Cut Measured and Indicated Resources at 10 g/t eAg intervals:

Creston Resource by Class and Cut-off
Cut-off eAg g/t	Class	tonnes ('000)	Ag g/t	Au g/t	eAg g/t	oz Ag	oz Au	oz eAg
1	Measured	4,608,923	62	0.60	95	9,188,821	66,918	14,078,704
	Indicated	8,609,933	58	0.58	90	16,067,110	160,571	24,916,205
	M + I	13,218,856	59	0.59	92	25,255,931	249,489	38,994,909
	Inferred	4,001,103	54	0.73	95	6,947,252	93,917	12,222,019

10	Measured	4,328,709	65	0.63	101	9,047,141	97,688	14,057,865
	Indicated	8,238,985	60	0.60	94	15,981,965	159,820	25,038,411
	M + I	12,612,694	62	0.61	96	25,029,106	257,508	39,096,276
	Inferred	3,810,374	56	0.73	99	6,861,113	93,115	12,129,486

20	Measured	3,966,982	70	0.68	108	8,928,898	86,738	13,776,015
	Indicated	7,725,407	64	0.64	99	15,895,886	158,979	24,592,132
	M + I	11,692,389	66	0.66	103	24,813,343	245,717	38,368,147
	Inferred	3,474,568	61	0.83	108	6,815,069	92,729	12,066,124

30	Measured	3,590,744	76	0.74	117	8,774,808	85,439	13,508,587
	Indicated	7,125,531	68	0.68	106	15,579,939	155,799	24,286,376
	M + I	10,719,275	70	0.70	110	24,354,747	241,238	37,794,963
	Inferred	3,187,303	66	0.89	115	6,764,051	91,212	11,785,847

40	Measured	3,194,151	82	0.80	127	8,421,877	82,165	13,043,639
	Indicated	6,381,900	73	0.74	114	14,980,023	151,852	23,393,460
	M + I	9,371,302	76	0.76	119	23,401,900	234,017	36,437,099
	Inferred	2,859,991	71	0.96	125	6,529,240	88,283	11,495,141

50	Measured	2,800,997	90	0.88	138	8,105,578	79,257	12,428,861

	Indicated	5,550,536	79	0.81	124	14,099,432	144,564	22,130,754
	M + I	8,351,534	83	0.83	129	22,205,101	223,821	34,559,615
	Inferred	2,493,972	77	1.06	136	6,174,786	85,004	10,906,115

60	Measured	2,431,322	98	0.96	152	7,661,401	75,050	11,882,988
	Indicated	4,784,115	86	0.89	135	13,229,586	136,909	20,767,059
	M + I	7,215,437	90	0.91	141	20,890,987	211,959	32,650,047
	Inferred	2,167,428	83	1.16	148	5,784,454	80,843	10,314,448

For more information on Silvermex’s Mineral Reserves and resources, please refer to the full La Guitarra Mine Technical Report dated January 29, 2010, which can be found under the Company’s profile on SEDAR at www.sedar.com.

Mining & Milling

Mining at La Guitarra is from underground stopes. The main mine access is via 4 metre x 4 metre haulage ramps and related production, and development ramps are driven at +/- 12%. Stope access is via access ramps driven off of ramps and drifts adjacent to the vein, generally on the footwall side. Sill development occurs within the vein. Mining is primarily accomplished using cut and fill, but some long-hole stoping is employed. Rubber tired mobile equipment is used to transport ore and waste underground and to surface. Mined stopes are backfilled with development rock, rock from surface excavations, sand fill or by blasting the walls of the stope to create broken rock for fill. These mining methods recover about 100% of the reserve blocks.

La Guitarra Mill is rated at 320 tonnes per day, although it has not operated at capacity in recent years. In 2010, the production was approximately 157 tonnes per day. The ore at La Guitarra is put on a pad beside the jaw crusher. It is then taken to the crusher using a front-end loader. If there are different types of ore on the pad they are blended as they are put to the crusher. The crushing is done with a jaw crusher and a secondary cone crusher. After the ore is crushed it is treated by conventional means. The crushed ore is ground in the three ball mills that are in parallel. The ground ore passes through three stages of flotation producing a sulphide concentrate. The concentrate is filtered and dried and then trucked to the San Martin mill. San Martin recovers and refines the silver and gold from the concentrate on a contract basis and La Guitarra is paid for the silver and gold, less the various toll charges that are applicable. La Guitarra does not have to sell its production through San Martin and could, if La Guitarra wished, terminate the commercial contract on 30 days notice. Life of mine average silver recoveries have been 84.49% and life of mine average gold recoveries have been 82.86% at the La Guitarra Mill.

Exploration and Development

Silvermex incurred significant capital expenditures in fiscal 2008, 2009 and 2010 to identify new reserves and resources, upgrade the mining operations and develop new areas for mining. Additional costs were incurred relating to the completed Feasibility Study, which recommended a ten-fold expansion of production at La Guitarra Mine.

Silvermex has developed a mine plan and operating model for La Guitarra Mine that will allow it to operate profitably with minimal capital investment for the foreseeable future using the existing mill. An alternative plan has been developed which, with a moderate capital investment will allow La Guitarra Mine to develop new high grade areas and potentially generate significant positive cash flow based on current metal prices. Either of these operating plans are viewed as viable alternatives to a major mine expansion at this time if project financing is not available on terms acceptable to the Company.

Silvermex does not plan any major exploration during 2011, as current identified underground reserves are sufficient to operate the existing mill at capacity. When the Company elects to move ahead with mine expansion, it may initiate new exploration programs at La Guitarra and elsewhere in the Temascaltepec Mining District.

San Marcial Project

San Marcial Option

Pursuant to an option agreement (the "San Marcial Option Agreement") dated March 23, 2009, as amended August 4, 2010 and October 1, 2010, Silver Standard granted to Silver One an option to acquire a 100% undivided interest in and to the San Marcial Project (the "San Marcial Option") in exchange for (a) 1,000,000 Silver One Shares issuable at the election of Silver One on or before February 1, 2011 (the "Silver Standard Shares") and (b) up to an additional $6,000,000 of Silver One Shares issuable at the election of Silver Standard in lieu of cash payments due on or before February 1, 2012.

In addition, Silver One must expend US$1 million on exploration by February 1, 2011, which obligation Silver One believes that it has met. A 1% NSR, which is capped at $13,750,000 less the $6,000,000 payment and the value of the Silver Standard Shares, is also payable to Silver Standard. Silver One is obligated to pay Silver Standard US$100,000 per month if commercial production commences on the San Marcial Project while the project is still under option from Silver Standard. These payments will be credited against the purchase price.

Pursuant to the October 1st, 2010 amendment to the San Marcial Option Agreement, Silvermex was added as a party to the San Marcial Option Agreement and assumed all of the share issuance obligations of Silver One under the San Marcial Agreement following the completion of the Acquisition. Silvermex has not yet issued to Silver Standard the 1,000,000 common shares of the Company that was due to be issued on or before February 1, 2011 because the parties are in the process of renegotiating the San Marcial Option Agreement in connection with the Acquisition.

The San Marcial Project is subject to a 3% net smelter return royalty payable to Met-Sin Industriales, S.A. de C.V., with a buy-back of US$600,000 for each percent, and to a monthly payment of US$100,000 to International American Resources Inc. on the commencement of commercial production.

Qualified Person

Robert Fraser, M.Sc., P.Geo., the Vice President, Exploration of the Company, prepared the information that forms the basis for all disclosure of a technical and scientific nature related to the San Marcial Project contained in this AIF. Mr. Fraser is a "Qualified Persons" for the purpose of NI 43-101. Mr. Fraser has verified the data comprising such technical information, including sampling, analytical and test data underlying the information or opinions contained herein.

Project Description and Location

The San Marcial Project is located in the Sierra Madre Mountains in the state of Sinaloa, Mexico. The property is approximately 100 kilometres (km) south 75° east of Mazatlan in the La Rastra mining district. The term "San Marcial Project" refers to the area covered by the historical exploration programs and Silver One’s 2008 exploration program, while the term "San Marcial Property" refers to the entire land package optioned by Silvermex.

Silvermex holds an option to acquire the San Marcial Project through its wholly owned Mexican subsidiary, Terra Plata, via two mineral concessions. The two mineral concessions are contiguous and are 119 hectares and 1,131 hectares in size, for a total property area of 1,250 hectares. The older and smaller "Mina San Marcial" mineral concession is contained within the newer and larger "Ampliacion San Marcial" mineral concession which completely surrounds the original concession. The concessions are subject to a bi-annual fee and the filing of reports in May of each year covering the work accomplished on the property between January and December of the preceding year.

The following is a summary of the mineral concession information for the San Marcial Project:

License Name	Title Number	Location (UTM NAD 27 Mex.)	Type of Concession	Area (hectares)	Date Granted	Expiry Date
Mina San Marcial	180998	451,032.3300E 2,545,695.245N	Exploitation	119	Aug. 13, 1987	Aug. 13, 2037
Ampliacion San Marcial	211650	451,032.3300E 2,545,695.245N	Exploitation	1,131	June 22, 2000	June 22, 2050
Total				1,250

For any concessions to remain valid the bi-annual fees must be paid and a report has to be filed by May of each year that covers the work conducted during the preceding year. Concessions remain extendable provided that the application is made within the five-year period prior to the expiry of the concession and the bi-annual fee and work requirements are in good standing. Fees continue to escalate based on the age of the title.

In order to begin an exploration program on a mineral concession upon which no substantial mining has been conducted, Silvermex is required to file a "Notice of Initiation of Exploration Activities" with the local authorities to inform them of the scope and environmental impact of the exploration work.

Prior to beginning exploration Silvermex will have to enter into surface access agreements with the owners of the surface rights covering the property. In this regard, a permit was obtained from the Ejido of Tebaira, which owns the land upon which the San Marcial Project lies. The permit covers all exploration activities including surface mapping, sampling, drilling, construction and rehabilitation of roads and drill sites, and the construction of such infrastructure as core and sample storage and camps. In general the negotiated permit covers all exploration activities that would allow the company to adequately evaluate the mineralization on the project. As compensation for obtaining this permit, Silvermex will collaborate with the Ejido through in-kind contributions to support the Social Development and improvement of life in the community. Examples of the contributions could range from assisting with various construction projects, equipment use or school improvements, construction and/or rehabilitation of roads, water purification, and the settling of cattle in safe pastures away from areas where Silvermex vehicles frequently transit. The requests for the contributions in-kind are to be reasonable and in accordance with the ability of Silvermex to assist the Ejido at the moment of the request. As of the date of this AIF Silvermex has a permit from the Ejodo of Tebaira and it is in good standing.

A final decision regarding any negotiations for the definitive right to use the land for mining is subject to obtaining positive exploration results which will allow for a preliminary assessment to be conducted on the property which will allow Silvermex to determine the potential economic viability of the project and lead to further studies which will determine the feasibility for the exploitation of the mineralization located at the project site.

Terra Plata presented an environmental "Baseline Study" report to the Mexican Environmental Agency ("SEMARNAT") regarding the status of the land at the beginning of its exploration program. The report concluded that the project area had been adversely impacted environmentally in part because of the previous drilling program, but primarily due to the fires caused by the farmers of the region as part of the ground preparation prior to planting their crops. In 2010 Silver One obtained a new permit from SEMARNAT permitting diamond drill operations on the San Marcial Property. The permit is valid and in good standing as of the date of this AIF. The Company is unaware of any outstanding environmental liabilities attached to the San Marcial Project and is unable to comment on any remediation that may have been undertaken by previous owners.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The San Marcial Property is accessible from Mazatlan, in Sinaloa, via both paved and good quality dirt roads. Access is primarily via the Mexican State Highway 15 south from Mazatlan to the city of El Rosario. From El Rosario it is a 2 hour drive east to the small mining community of La Rastra by paved (15 km) and dirt roads (35 km). La Rastra is located 12 km to the north of the San Marcial Property. The main international airport for Sinaloa and one of the two main ports are located in Mazatlan.

The major population centre and supply centre for the region is El Rosario which has a population of approximately 50,000. The closest accommodations are located in La Rastra which offers numerous houses for rent with electricity and telephone, but accommodations could be set-up on site if necessary.

The owner of the land upon which the San Marcial Project is located is the Ejido Tebaira, and it controls the surface rights. If an economic discovery were to be made, negotiations with the owner would need to be conducted to acquire the surface rights. Water wells and creeks exist on the property.

Exploration work can generally be conducted year round with the exception of certain times from July to November during the rainy season when heavy rainfall can hamper exploration. During the rainy season 4-wheel drive vehicles are required and access may be delayed if the river crossings are flooded or the road is washed out. The climate at the project site ranges from semi-warm to sub-humid with the vegetation ranging from a medium forest to a pine and oak forest.

The San Marcial Property is situated in the west limit of the sub-province of Zona de Barrancas which is part of the Sierra Madre Occidental physiographic province, very close to the plains and rolling hills of the coastal plain. The Sierra Madre Occidental physiographic province is characterized by a relief of high and large volcanic plateaus, dissected by deep gorges which drain towards the Pacific Ocean. San Marcial is located in an area of high relief where the topography averages approximately 900 metres above sea level.

History

The San Marcial Property is located in the southeast corner of Sinaloa State, western Mexico, in the Mining District of La Rastra. While this district is known historically as a significant area for silver, gold, lead and zinc production as early as the 1600’s, little is known about the exact discovery of San Marcial itself. However, during the 1780’s and well into the early 1900’s there are several local references from the library in El Rosario which indicate that the La Rastra to San Marcial corridor was an active silver-gold camp with over 20 known prospects and mines within a 15 km radius. Specifically these would include prospects such as Plomosas, El Saltito, Papayal and San Marcial.

Exploration Programs

Prior to the exploration work conducted by Silver One on the San Marcial Property, the most recent work on the San Marcial Property was conducted by Gold-Ore Resources Ltd. ("Gold-Ore") and Silver Standard between 2000 and 2002.

Regional structural interpretation conducted by Gold-Ore of Ikonos satellite imagery over the San Marcial property identified at least 14 structural targets which were similar to the San Marcial project. Only two of the targets were investigated in the field. The two targets were named the Las Cuadrillas Gold and Las Cuadrillas Gold North and are located 1,200 metres west and 1,500 metres northwest of the San Marcial project, respectively. The Las Cuadrillas Gold target area consists of several old pits, a caved shaft, and possibly two levels of caved underground workings. Extensive hydrothermal alteration and local bleaching occurs over an area of approximately 500 metres by 1,000 metres which appears to flank the Las Cuadrillas Gold area. A 25 metres hand trench (Tr-5) was cut through the northeast trending quartz veinlets in silicified breccias and assayed 2.95 grams per tonne gold over 27.5 metres. This location is bound between two well defined northwest and east-west regional structures. The second prospect at Las Cuadrillas Gold North hosts a northeast trending quartz vein with widths up to 2.0 metres and assays up to 3.39 grams/tonne gold over 0.40 metres.

Gold-Ore obtained 23 stream sediment samples from a creek north and northeast of the old workings at Las Cuadrillas Gold which returned several anomalous values in gold and silver, with values up to 105 parts per billion gold and 6.6 parts per million silver. The creek is situated in a dominant northwest trending structure and results appear to suggest that mineralization could easily flank this location. Float samples picked up by Gold-Ore in the same creek, including red jasperoid, and hematized breccias assayed up to 1.5 grams/tonne gold and 7.4 grams/tonne silver.

Gold-Ore also took other anomalous samples, from areas close to or on the strike extension of the San Marcial project and its fault structure. Included in this sampling were samples from the hydrothermal breccias at Rio Rayado and the highly altered and impressive quartz vein stockwork at La Mariposa occurring approximately 800 metres to the west and northwest of the San Marcial project which returned anomalous values as well.

A total of nine trenches were opened between March and May, 2000 on the San Marcial Property. The trenches comprised two small hand trenches (Tr-4 and Tr-5) at Las Cuadrillas and seven mechanically excavated trenches (Tr-1 to Tr-3, and Tr-6 to Tr-9) in the San Marcial Silver Project. The trenching was supervised by Gold-Ore.

The trenches exposed silver mineralization in oxidized and moderately fractured, brecciated and silicified volcanic rocks, intermittently over a total strike distance of 330 metres. The leach cap varied from one to three metres thick. Assay results from the trench sampling identified a core zone of higher grade silver veins which is surrounded by a lower grade envelope zone of fracture filled and disseminated silver mineralization located within the hanging wall portion of the northwest trending structure.

Gold-Ore and Silver Standard completed a three phase drilling program totalling 3,128.47 metres in 22 drill holes with the holes specifically targeting the two parallel silver veins at the San Marcial project. Six holes (SM-1 thru SM-6) totalling 601.7 metres were drilled in January, 2001, eight holes (SM-7 thru SM-14) in March, 2002 and eight holes (SM-15 thru SM-22) in June, 2002. Major Drilling de Mexico S.A de C.V completed all drilling with Longyear 38 and Christensen CS1000 drill rigs. All drill hole collars were surveyed and a down hole single-shot Ausmin system was used to survey the down hole dip and azimuth. Measurements were generally taken at 100 metres depth and at the bottom of the holes.

Historical Resource Estimates

Some historical production has occurred on the San Marcial Property as evidenced by the old adits and mention of some old stoping. Also, there is evidence of small scale mining, probably conducted prior to 1910; however, no reliable records remain of the previous mining activities at the San Marcial Property.

There are other mines or exploratory shafts within the district but there is very little information published on these workings and production statistics for these mines or exploratory shafts are unavailable.

Geological Setting

The San Marcial Project area is situated along the western edge of the Sierra Madre Occidental geological province. This linear belt of volcanic rocks, approximately 1,500 km long by 250 km wide, is known to host many important gold and silver producing mines and prospects. The province is divided into two main Tertiary volcanic units referred to as the Upper and Lower Volcanic groups, both of which are separated unconformably by a period of erosion and associated with local felsic intrusive activity. The contact between the two volcanic groups is highly prospective for precious metal mineralization, as a majority of the other known gold and silver mines and prospects in the belt occur close to, if not just below, the contact interval.

The geology at the San Marcial Project can be sub-divided into two distinct rock types. The Upper Volcanic group, composed of basal conglomerates, rhyolites and dacites, occurs in the higher and more mountainous portions of the property in the northeast. The basal conglomerate lies on the erosional surface above the Lower Volcanics. Basaltic to andesitic dykes and sills intrude into the Upper Volcanic group.

Unconformably underlying the Upper Volcanic group is the Lower Volcanic group of andesites and dacites which occur at lower elevations in the southwest. The known silver prospects on the San Marcial Property are hosted along what appears to be a narrow set of northwest trending fault structures with a 60° northeast dip which is in close proximity to the prospective unconformity. Along the trend and within the local area are prominent outcrops of highly weathered hydrothermal breccia and relatively fresh dacite porphyry intrusives. The volcanics vary from andesitic to dacitic ash tuffs, banded rhyolite flows interbedded with lapilli tuffs grading to agglomerate and andesitic conglomerate/agglomerate.

Faulting is common within the San Marcial area and is an important structural feature relating to the silver mineralization. There are at least four orientations of structural breaks or features interpreted from satellite imagery, trending primarily northwest, with fewer trending east, west, north and northeast. Movement along the northwest feature is normal but the displacement is unknown. The intersections of the east-west with northwest features are considered the most prospective areas for mineralization at San Marcial.

Mineralization

There are two known vein systems, veins 1 (upper vein) and 2 (lower vein), both of which are located in the centre of the Mina San Marcial mineral concession. Both mineralized veins outcrop at surface and can be identified by small historical inclined diggings and holes over a strike length of 300 metres. On the south-eastern end of the two vein structures, where the topography becomes steep, small drifts on three levels have sporadically and to a very limited extent developed the silver mineralization. Approximately 120 metres to the northwest and roughly in the middle of the structures, the veins were further exposed 83 metres below surface by approximately 277 metres of underground drifts.

The main occurrence of mineralization is a vein of hydrothermal origin located in a shear or fault zone. The vein exhibits a fracture filling texture and is locally surrounded by an envelope of brecciation. The vein is continuous along strike, with the mineralization separated into two portions along a 500 metre section of the vein, as indicated by both the previous and 2008 drilling programs which also indicate that the mineralization is continuous down dip. The majority of the high grade silver values are hosted in the vein. In the footwall a second vein can be differentiated from assay results. Silvermex is interpreting this footwall vein as a sigmoid loop of restricted extension, in both the vertical and lateral directions.

Both veins occupy the hanging wall portion of a wider envelope of brecciation. The veins vary in width from 0.5 to 8.0 metres and have an orientation of 275°- 320° with a 55° to 65° northeast dip. Drilling has confirmed that the silver mineralization is hosted principally in veins 1 and 2 and extends over 350 metres along strike. Each vein structure is linear in form with a separation of approximately 20 metres between them. Silver is primarily found in silicified and hematized breccias, and to a lesser extent quartz veins, micro fractures and cavity fills. The veins are confined to the intermediate volcanic tuffs of the Lower Volcanic group and to the contact between the volcanics and a volcano-sedimentary sequence with Vein 2 (footwall vein) and other veinlets, stockwork zones and disseminated mineralization hosted in the volcano-sediments.

Mineral associations are commonly argentite, acanthite, native silver, sphalerite, galena, chalcopyrite, pyrite with local bornite and marcasite. Galena is not always linked to high silver assays. Gangue minerals include quartz, calcite, amethyst, barite and hematite. A wider envelope of brecciation with fracture fill galena and yellow sphalerite commonly surrounds these local silver zones and is a distinct marker horizon for the northwest structures. The transition zone of oxide to sulphide mineralization appears to parallel the topography of the present surface with the transition zone decreasing at depth up to 100 metres from the outcrops.

The most significant hydrothermal alteration types are propylitization, argillization and silicification. The propylitization alteration is widely exposed in the area and increases in intensity the closer one gets to the mineralized structure. In this case, chlorite and pyrite are common in the form of veinlets associated with white calcite which occurs in irregular patches as well as disseminations. Silicification is related mostly to the footwall of the mineralized structures. Silicification is the strongest and most widely found alteration type in the south-eastern portion of the deposit where this type of alteration is accompanied by fresh and oxidized disseminated pyrite which extends into the volcano-sediments. The fresh and oxidized disseminated pyrite forms a wide colour anomaly with tones ranging from yellow to reddish brown along with the presence of low values of silver, lead and zinc.

The argillization is present in the form of white clay minerals formed by the alteration of the plagioclases and as fault and fracture fillings as a result of an exuberant process. Silicification is also is present in the form of quartz introduced into the host rock and in a minor way as white and crystalline quartz micro-veinlets within and outside of the mineral structure which appears to belong at least to two paragenetic stages.

Exploration and Drilling

In February, 2008, Silver One began its first exploration program on the San Marcial Project. The program consisted of geological mapping and sampling to check the continuity of the mineralization along the strike of the San Marcial structure. This portion of the exploration program focused particularly on the southern and north-western extremes of the zone explored by the previous operators. Additional channel sampling from both trenches and outcrops of the mineral structure as well as from the host rock along the hanging wall and the footwall was also conducted to determine the continuity of the mineralization.

Based on the exploration completed by the previous operators and a re-interpretation of the previous drilling as well as an increased understanding of the geology, mineralization and structural controls through Silver One’s mapping and sampling program, a drill program was undertaken. The drilling program undertaken by Terra Plata from June to August, 2008 consisted of 7 holes totalling 1,756.55 metres of core drilling. The drilling contractor was Construccion, Arrendamiento de Maquinaria y Mineria, S.A. de C.V. (CAMMSA), an independent Mexican company based in the city of Guanajuato. The drilling was conducted using two Long Year model LF-70 drill rigs mounted on skids with the diameter of the diamond drill core either HQ or NQ, depending on the hardness and conditions of the bedrock that was encountered during the drilling. All drill collars were surveyed and down hole surveys were executed at 50 metre intervals to determine any deviations to the azimuth and dip of the drill hole.

A review of the historical and 2008 Silver One drilling results indicates that the mineralization is continuous for at least a strike length of 500 metres and remains open in the south-eastern direction where the topographic relief descends abruptly, possibly due to a movement of blocks along of a northwest- southeast fault. In this direction the San Marcial vein, in the strictest sense, disappears; however, the structure continues as a fault which is the contact between the volcanic rocks with the volcano-sedimentary sequence. The structure can be distinguished by a wide strip of argillization developed in the volcano-sedimentary sequence with disseminated silver, lead and zinc mineralization hosted in a quartz stockwork and a very fine stockwork of sulphides within the volcano-sedimentary sequence. This continuation is important because the trace of the fault can be followed laterally for 600 metres until it is buried beneath the volcanic rocks of the Upper Volcanic series. Of greater importance is the presence of mineralization in the volcano-sedimentary sequence which could indicate that the structure is favourable for hosting further low to medium grade silver-lead-zinc deposits of various sizes.

To the northwest the structure is also continuous as indicated in a number of interrupted outcrops; however, it suffers a strong deflection to the northwest which converts it into a narrow structure approximately 500 metres in length before widening up to 20 metres again in the extreme northwest. This does not have any significant silver-lead-zinc values, but further mineralized zones or shoots could be located at depth.

Silver One’s 2008 exploration drilling program met its objectives in confirming and adding to the previously known mineralization on the San Marcial Property. The program also met its objective in defining the extent of the San Marcial structure and defining the extent of the mineralization located within the footwall host rock in the south-eastern portion of the deposit.

Sampling and Analysis

Channel Sampling

Silver One took a total of 178 channel samples from 25 trenches totalling 371.55 metres distributed along 1,800 metres of the San Marcial mineral trend and neighbouring host rock. The channel sampling procedure consisted of totally cleaning the loose rock off the wall after the dozer finished the rehabilitation or construction of the road. The sample size is based on the geological features within the exposed rock. Once the previous parts of the sampling procedures are completed then a strip of 20 to 30 cm in width is marked generally transverse to the general strike direction of the mineralization and up to a maximum of 3 metres in length. The channels sampling is conducted using a chisel and hammer, with the collection of sample taking places on a tarpaulin approximately 1.5 metres x 1.5 metres in area. The general sampling objective is to try to collect regular sized fragments, nominally no more than four inches. Once the sample is completed, the fragments greater than one inch are crushed manually to minus ½ inch and reincorporated into the main sample. The sample is then homogenized on the same tarpaulin through rhythmic movements of the tarpaulin using the two helpers. Upon completion of the homogenization the sample is passed through a Jones Riffle Splitter with one inch riffles where the sample undergoes two or three splits to obtain a sample of 3 to 5 kg which is then sent to the assay laboratory. All channel samples were assayed using the same method as the drill core samples.

Core Drilling Sampling

All of the holes drilled on the project from June to August, 2008 were logged and sampled as the drilling was in progress. At the same time, all of the information contained in the hand written drill logs (field logs) was transcribed into an Excel spreadsheet.

The control of the drilling starts with the positioning of the collar for each hole which is initially marked in accordance with Silver One’s approved procedures. Each time that a drilling run is completed the rods are pulled out of the drill hole, the core is removed from the core barrel and placed in a plastic core box. An initial measurement of the core run is conducted when the total length of the core is removed from the core barrel by the drill helper and placed into a half pipe (media caña) prior to placing the core in the core box. Prior to placing the core in the plastic core boxes, small wooden tags are used to mark the distance drilled at the end of each run.

The maximum sample length was 2 metres and the minimum of 0.90 metres which was further restricted by the possibility that different concentrations of mineralization could occur in two units that were in contact. Sampling was conducted on core not only with visible evidence of mineralization, such as veins and stringers, but also on barren core to preserve the sampling continuity in between mineralized zones and to test for broad zones of lower grade material as well.

The use of a saw to cut the core to be sampled can be subject to a number of sampling biases based usually on the amount of mineralization contained in the material being sent for assaying. It is therefore up to the site geologist to ensure that a representative portion of mineralization is contained not only in the piece of core sent for assaying but in the piece which remains behind in the core box. In addition, if the core is soft, highly sheared or highly fractured, some of the mineralization may be washed away in the cutting process which would unduly bias the assay results. Silver One put into place procedures to ensure that the saw is cleaned between samples and that the sample is split in such a way as to best represent half of the core.

Quality Assurance

The 2008 core drilling program was overseen by two geologist assistants under the close supervision of the Silver One/Terra Plata’s staff geologist who is in charge of the program on site. The geologists are responsible for the integrity of the samples from the time that they are taken until they are delivered to the preparation facilities in Hermosillo.

As part of Silver One’s Quality Assurance/Quality Control (QA/QC) procedures, a set of samples comprised of a blank sample, a standard reference sample and a field duplicate sample were inserted into the sampling sequence. The rate of insertion for the blank, standard and duplicate samples was one in twenty-five.

Sampling Preparation Facilities

International Plasma Laboratories ("IPL") based in Richmond, B.C., Canada, conducts its sample preparation through the Sonora Sampling preparation facilities in Hermosillo. While Sonora Sampling preparation still does not have its own ISO certification, it operates under the IPL ISO certification and purportedly full time supervision of the Sonora Sampling facilities is conducted by IPL personal.

Once the samples arrive at the Sonora Sampling preparation facility in Hermosillo, they undergo the following process:

  Sample Reception

  Arrangement, Weighing and Drying of Samples

  Crushing

  Pulverization

  Sample Storage

  Shipping

The assay procedure used by IPL consists of a multi-acid digestion using 4 acids and Inductively Coupled Plasma-Atomic Emissions spectrometry Analysis (ICP-AES). This digestion method is suitable for high sulphide/oxide/silicate content mineral samples and is especially good for elements such as silver, lead, zinc, copper, barium, tungsten, titanium, calcium, magnesium, potassium, sodium, etc.

Check Assaying

The check assays were conducted by ALS-Chemex. A total of 28 samples were selected and sent to a second laboratory to check the assay results against the ones obtained from IPL. However out of the 28 samples chosen only 22 were available for the comparison since 6 samples were either lost by IPL or there was not enough pulp remaining after the original assay run for ALS-Chemex to conduct the check assay. The group of samples selected to be sent out for check assaying included samples from seven of the 2008 drill holes.

Mineral Resource and Mineral Reserve Estimates

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

The following disclosure uses the terms "measures resources" and "indicated resources". We advise investors that while these terms are recognized and required by Canadian securities regulations (under NI 43-101), the SEC does not recognize these terms. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into SEC defined reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This section uses the term "Inferred Mineral Resources". We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. None of the following mineralization has been demonstrated to be ore nor is considered to be a Mineral Reserve. Investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable. See “Risk Factors”.

The original resource estimation for the San Marcial Property was completed by Jim Cuttle, P.Geo., a consultant employed by Gold-Ore in 2002. This resource was reviewed and updated by N. Eric Fier in 2002 and reported in an October, 2002 technical report as being compliant with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM”) standards and definitions required by NI 43-101 regulations. In 2007, the October, 2002 resource estimate was reviewed and was reported in Silver One’s November, 2007 San Marcial technical report. At the time of the November, 2007 technical report no further relevant exploration work had been completed on the project since the 2002 resource estimation. Based on Silver One’s 2008 exploration and drilling program Silver One conducted an updated Mineral Resource estimate for the San Marcial Project.

Silver One’s 2008 exploration program was successful in confirming the historical exploration results and further defining the known mineralization located on the San Marcial Property, sufficient to conduct a new resource estimate. Based on the drill hole spacing, the number of intercepts on a section and the irregular nature of the veins, both along strike and down dip, the 2008 Mineral Resources are classified as Indicated and Inferred Mineral Resources.

The following criteria were used to classify the estimated resources according to the current CIM definitions:

1. Measured Mineral Resources: No measured blocks were defined in the estimate.

2. Indicated Mineral Resources: Those blocks constructed with assay results and geological data collected from surface (trench sampling) and two or more drill holes in either the same cross-section or within the nearest 10 metres. There is demonstration of the continuity of the mineral structure, both in its down dip projection for a maximum distance of 50 metres and along strike for a maximum distance of 45 metres. The search ellipse forms an ellipsoid of 45 metres along strike and 30 metres down dip, with the width defined by intersection of the drill hole corrected for the angle of the hole and the general dip of the mineral structure.

3. Inferred Mineral Resources: Those blocks constructed based on either geological data and assays composited from one or more drill holes interpreted congruently and/or adjacent to the indicated blocks in the direction of the general strike of the mineral structure or down dip, within a distance of 30 metres along strike and 50 metres down dip.

Old underground workings exist within the area of the resource estimate. However, these are poorly documented and presently largely inaccessible. Silver One reviewed the problems with access and the possibility of cleaning out the workings. These workings are generally small and were not considered to significantly affect the resource estimate. They were not factored into the estimate.

The table below summarizes the Indicated and Inferred Mineral Resources on the San Marcial Property (30 grams/tonne silver cut-off), as at October 1, 2008. The figures have been rounded to reflect that they are an estimate.

Resource Classification	Tonnes	Grade			Contained Ounces Silver	Contained Pounds of Lead	Contained Pounds of Zinc
		Silver (g/t)	Lead (%))	Zinc (%)
Indicated	3,756,000	149.20	0.36	0.67	18,021,000	29,932,000	55,328,000
Inferred	3,075,000	44.21	0.29	0.51	4,371,000	19,526,000	34,691,000

The San Marcial Property contains an Indicated Mineral Resource of 3,756,000 tonnes at a grade of 149.20 grams/tonne silver, 0.36% lead and 0.67% zinc, containing 18.021 million ounces of silver, 29.932 million pounds lead and 55.328 million pounds of zinc. The San Marcial property contains an Inferred Mineral Resource of 3,075,000 tonnes at a grade of 44.21 grams/tonne silver, 0.29% lead and 0.51% zinc, containing 4.371 million ounces of silver, 19.526 million pounds lead and 34.691 million pounds of zinc.

The stated resources are not materially affected by any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant issues, except as stated in this Annual Information Form. There are no known mining, metallurgical, infrastructure or other factors that materially affect this resource.

The resource estimate is compliant with the current CIM standards and definitions required by NI 43-101 and is, therefore, reportable as a Mineral Resource by Silvermex. However, the reader should be cautioned that Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There are currently no Mineral Reserves on the San Marcial Property.

2010 Exploration Program

In 2010, Silvermex resumed exploration and drilled twenty-two HQ diameter diamond drill holes totalling 3,706.5 metres.

A systematic drill pattern was designed which ensured sufficient density of sampling for a resource calculation when combined with previous drilling. A nominal drill hole spacing of 50 x 50 metres was used in both a horizontal direction and along the dip of the structures. One twin hole (SM-10-19) was drilled to confirm the silver grades and widths intercepted by previous hole SM-9.

The drilling contractor was Perforaciones Corbeil, S.A. de C.V. an independent Mexican company based in the city of Mazatlan, Sinaloa, Mexico. The drilling was conducted using one Skid mounted Versa drill. HQ size core was recovered. All drill collars were surveyed and downhole surveys were done using a Reflex down hole surveying tool. Measurements were taken at 50 metres intervals to determine any deviations to the azimuth and dip of the drill hole.

All drill core was digitally photographed and logged by Silvermex personnel recording information on lithology, structure, wall rock alteration and mineralization. The information was initially recorded on paper drill log forms and then later transferred to an excel spreadsheet designed for this purpose.

Geotechnical logging was done recording core recovery, RQD, state of oxidation and relative rock hardness.

The program was successful in intersecting and confirming significant mineralization over a strike length of at least 350 metres and to a vertical depth of 250 meters. The mineralization occurs as several distinct high grade pods or ore shoots with a strike length of 75 to 100 meters and extending down plunge for 100 – 150 metres. Widths generally average about 3 metres at a 120 grams/tonne silver cut-off. San Marcial is primarily an occurrence of silver mineralization with associated lead and zinc.

The mineralization is epithermal and of the low sulphidation type. The mineralization occurs along or adjacent to the unconformable contact between two separate volcanic sequences in a zone of faulting and brecciation varying from a few centimetres to over 10 metres in width and over a strike length of at least 350 metres. The structure has been cut off to the northwest by a fault but is open to the southeast. Mineralization is largely oxidized and associated with hydrothermal hematitic breccias. Hydro-fracturing is evident and local transport and rounding of fragments with open spaces flooded by what is now hematite and/or precious and base metal mineralization. No exotic fragments are observed suggesting that it was more of an in-situ fracturing with later infilling by metalliferous hydrothermal solutions

Oxidation has been intense and rarely minor amounts of pyrite, galena and sphalerite are visible.

The presence of hematitic hydrothermal breccias does not always imply the presence of high silver values although they are anomalous (generally >50 grams/tonne). Higher grade silver values are usually present in the footwall immediately adjacent to the unconformity with grades tending to decrease away from the unconformity. It is believed that the silver mineralization used the unconformity as a conduit and then migrated into low pressure structurally prepared sites, such as the breccia. As the solutions impregnated the footwall both changes in fluid composition and temperature could trigger the silver and base metals to be dropped from solution with the higher values closer to the unconformity. The effects of oxidation must also be considered as this can cause the silver to undergo supergene enrichment with the higher values in the areas of greatest oxidation (i.e. the unconformity or immediately adjacent).

In places on surface and in drill holes that intersected the unconformity and footwall very close to surface significant silver values greater than 120 grams/tonne occur over a width varying from 0.5 to 12.5 metres enveloped by a shell of lower grade material in the 30 – 80 grams/tonne range. The lower grade material persists in the hanging wall for only a few meters but up to 30 metres in the footwall. This is a supergene effect.

The mineralization occurs as distinct ore shoots both along strike and down dip as indicated by both the previous and 2010 drilling programs. In the footwall mineralization occurs as narrow fracture fillings and although locally of very high grade does not appear to have any significant continuity.

The mineralized structure varies in width from 0.5 to 8.0 metres and has an orientation of 275°- 320° with a 55° to 65° northeast dip.

In the main zone of mineralization sulphides are rare but when observed the mineral associations are commonly argentite, acanthite, native silver, sphalerite, galena, chalcopyrite, pyrite with local bornite and marcasite. Galena is not always linked to high silver assays. Gangue minerals include quartz, calcite, amethyst, barite and hematite. A wider envelope of brecciation with fracture fill galena and yellow sphalerite commonly surrounds these local silver zones and is a distinct marker horizon for the northwest structures. The transition zone of oxide to sulphide mineralization appears to parallel the topography of the present surface with the transition zone decreasing at depth up to 100 metres from the outcrops. Oxide mineralization persists along the actual uniformity between the upper and lower volcanic units to a depth of at least 300 metres. The types of silver, lead and zinc oxides that are present are unknown.

The footwall rocks are mineralized with from 3 - 8 % pyrite as fine disseminations, threads, stringers centimetre wide seams and small masses. Lead, zinc and to a lesser extent silver mineralization is present in the footwall Dacite to Rhyolite Lapilli Tuff Breccias. The mineralization consists of galena and sphalerite either red or honey coloured as narrow veinlets, stringers and small masses with associated quartz and calcite veining. The textures such as ribbon banding and multi-stage filling indicate their true epithermal origin. The actual "veining" is often at a low angle to the core axis and has a true width of at most 10 centimetre often much less. These veinlets are randomly oriented and are not continuous from hole to hole but rather appear to occupy small factures within the host lithology".

Footwall rocks have anomalous geochemistry in arsenic, gold, silver, bismuth and antimony. This is a typical epithermal signature and suggests that in addition to San Marcial there may be other epithermal deposits within the footwall sequence along strike to the northwest or southwest.

The most significant hydrothermal alteration types are propylitization, argillization and silicification. The propylitization alteration is widely exposed in the area and increases in intensity the closer to the mineralized structure. In this case, chlorite and pyrite are common in the form of veinlets associated with white calcite which occurs in irregular patches as well as disseminations. Chlorite also occurs as almost ground mass "replacements" in the andesite lapilli tuffs. Silicification is related mostly to the footwall of the mineralized structures. Silicification is the strongest and most widely found alteration type in the south-eastern portion of the deposit where this type of alteration is accompanied by fresh and oxidized disseminated pyrite which extends into the volcano-sediments. The fresh and oxidized disseminated pyrite forms a wide colour anomaly with tones ranging from yellow to reddish brown along with the presence of low values of silver, lead and zinc. The argillization is present in the form of white clay minerals formed by the alteration of the plagioclases and as fault and fracture fillings as a result of an exuberant process. Silicification is also is present in the form of quartz introduced into the host rock and in a minor way as white and crystalline quartz micro-veinlets within and outside of the mineral structure.

Sampling and Analysis

In 2010 Silvermex initiated standard procedures for the handling, logging and sampling of drill core that are in the authors opinion meets or exceeds current industry guidelines and practices. All of the holes drilled on the project from late April to early July 2010, were logged and sampled as the drilling was in progress by Silvermex personnel.

All of the information contained in the hand written drill logs (field logs) was transcribed into an Excel spreadsheet. The field log is designed in part as a check list of the data which needs to be collected during the logging procedure. The description of the core which is plotted on a section and which forms the basis of the geological interpretation can reveal important geological controls which can in turn reveal the possibility of mineralized zones. Therefore, the field log and in turn the Excel spreadsheet contain the basic information obtained from the drill hole such as the codes and descriptions used to determine the lithology, alteration and mineralization as well as the individual sample data (from, to, width) and assay results.

The control of the drilling starts with the positioning of the collar for each hole which is initially marked in accordance with Silvermex’s approved procedures. The collar is positioned using a handheld GPS instrument and then the direction of the drill hole is set using a compass followed by marking the drilling direction with a ribbon which is stretched between two sticks. When the drill rig is setting up the operation it is supervised by the project geologist who also ensures that the inclination of the drill is correct by measuring both before and after the drilling begins. Each time that a drilling run is completed the rods are pulled out of the drill hole, the core is removed from the core barrel and placed in a plastic core box. The 2010 drill program was drilled entirely with HQ diameter core.

After the core is placed in the box, wooden tags are placed at the end of each run marked with the depth of the hole. The core boxes are sequentially numbered and marked with the start and finish of the core. Each time that a core box has been filled at the drill site it is covered with a lid and secured so that it cannot open during transport to the core logging facility for further processing.

Sampling was conducted on core not only with visible evidence of mineralization, such as veins and stringers, but also on barren core to preserve the sampling continuity in between mineralized zones and to test for broad zones of lower grade material as well. The sampling of the wall rock next to the zone of mineralization also assists Silvermex in understanding the grade of the external dilution that may be associated with mining some of the mineralized zones on the San Marcial Property.

A common feature in the sampling process is that a unique sample tag was inserted into the sample bag with each sample and each bag was marked with its sample number. Sample bags containing blanks, standards and duplicates were inserted into the stream of sequential numbering prior to being shipped to the assay preparation facilities of ALS in Guadalajara, Mexico to prepare the samples for its analytical laboratory in Vancouver, British Columbia, Canada.

The drilling duplicate samples were identified at the time the core logging was conducted and the half portion of the sawn core chosen as the assay sample was quartered, sequentially numbered and placed into the sampling stream.

The use of a saw to cut the core to be sampled can be subject to a number of sampling biases based usually on the amount of mineralization contained in the material being sent for assaying. It is therefore up to the site geologist to ensure that a representative portion of mineralization is contained not only in the piece of core sent for assaying but in the piece which remains behind in the core box. In addition, if the core is soft, highly sheared or highly fractured, some of the mineralization may be washed away in the cutting process which would unduly bias the assay results. Also, to prevent contamination, the saw must be cleaned after each sample is cut. Despite the potential to introduce a bias into the sampling procedure as a result of unevenly cutting or washing out the mineralization, the sawing of drill core continues to remain one of the common practices in the exploration and mining industries. Silvermex recognized these potential problems and has put into place procedures to ensure that the saw is cleaned between samples and that the sample is split in such a way as to best represent half of the core.

The drill core sampling procedures practiced by Silvermex are among the commonly practiced procedures used throughout the mineral industry. Along with standards, blanks and duplicates included in the sample stream, routine check assays are conducted on the samples by a second laboratory as well.

Quality Assurance

As part of Silvermex’s Quality Assurance/Quality Control (QA/QC) procedures, a set of samples comprised of a blank sample, three standard reference samples and a field duplicate sample, were inserted into the sampling sequence. The rate of insertion for the blank, standard and duplicate samples was approximately one in twenty All bags containing the blank and standard samples were added into the sequential numbering system prior to being shipped to the assay preparation facility in Hermosillo.

Samples selected as duplicate samples were split into two separate sequentially numbered samples during the sampling process at the logging facility.

Sample Preparaton and Analysis

ALS Chemex Laboratories was chosen by Silvermex to be the principal laboratory for the diamond drill program. This company has preparation facilities in many different cities and countries and a few centralized analytical laboratories. For this program all samples were sent to a preparation lab in Guadalajara, Jalisco Mexico which subsequently forwarded the prepared samples to Vancouver, British Columbia, Canada for final analysis.

ALS Chemex is an accredited laboratory and is widely respected and used by the mining industry. Their procedures and protocols meet or exceed industry standards.

Upon receipt of samples at the Guadalajara sample preparation facilities a bar code label is attached to the original sample bag. This label is then scanned and the weight of sample recorded together with information such as date, time, equipment used and operator name. The scanning process is repeated for each subsequent activity performed on the sample from sample preparation to analysis through to the storage or disposal of the pulp and reject material. Sample labels are also scanned at the shipping and destination locations whenever samples are transported locally or internationally between ALS Chemex facilities. The samples are dried and fine crushed to better than 70% passing two millimetres. A sample split of up to 250 grams is then taken and pulverized to 85% passing 75 microns.

The pulp is then split and half sent to the ALS Chemex analytical facility in Vancouver for assaying. The remaining pulp and reject are returned to Silvermex for storage

The assaying procedure used to initially analyze the San Marcial project drill samples consists of a multi- acid digestion using four acids and Inductively Coupled Plasma-Atomic Emissions spectrometry Analysis (ICP-AES). In this procedure, 0.5 grams is digested with nitric, perchloric, hydrofluoric and hydrochloric acids, and then evaporated to incipient dryness. Hydrochloric acid and demineralized water are added for further digestion, and further heated for an additional allotted time, cooled and transferred to a 100-millilitre (ml) volumetric flask. The resulting solution is diluted to volume with demineralized water, homogenized and the solution is analyzed by ICP-AES.

For Silver results that exceeded the detection limit of 100 grams/tonne. A 30 gram (1 AT) sample from the original pulp was re-assayed using the well established an accepted technique Fire Assay Gravimetric Finish FA-GRAV.

The additional check assays were conducted by Inspectorate Laboratories in Reno, Nevada. The remaining pulp samples from the ALS check work were submitted to their sample preparation facility in Hermosillo Mexico. In several cases a new standard had to be inserted into the sample stream as there was no material remaining from the original check work.

Check Assaying

To evaluate sample quality control, Silvermex conducts check analyses. Inspectorate Labs was chosen to undertake this work. Their sample preparation and analytical techniques are the same as those used by the principal laboratory.

The entire mineralized zone plus random samples from outside the mineralized zone are selected from each drill hole. Both the original pulp and reject are returned to the primary laboratory for analysis.

The pulps form the same samples selected for check assaying were sent to a second laboratory to verify the original assay and monitor any possible deviation due to sample handling and laboratory procedures.

Standards and blanks were also submitted along with the pulps sent for check assay.

In general there is a good correlation between the original assay result and that from re-assaying of the original pulps, re-assaying of rejects and from an additional pulp that was sent to a second laboratory. The second laboratory, Inspectorate, gives results that are slightly higher overall then ALS Chemex but still well within acceptable precision limits.

Conclusions

Based upon the results of the diamond drilling programs Silvermex has determined that further exploration work is warranted. This work might entail the preparation of a scoping study and a preliminary economic assessment.

In order to support these initiatives, Silvermex intends to undertake the following work on the San Marcial Project:

  Complete a new resource estimate looking at the possibility of an underground operation with a small surface open cut.

  Conduct specific gravity testing on the mineralization.

  Additional infill diamond drilling particularly between on sections 225NW and 275NW to fill in some holes in the coverage in order to achieve a minimum 25m x 25m x25m spacing.

  Additional drilling at depth between sections 275NW and 375NW to test the depth potential of a high grade ore shoot identified in drill hole SM-10-22.

  Drill further along strike to the southeast as the mineralization remains open in that direction. Topography may be a problem for collaring.

  Trace out the unconformity to the northwest and drill several shallow holes to explore for additional mineralized shoots.

  Drill several shallow holes to investigate the breccia zone referred to as "San Marcial North".

  Undertake metallurgical testing and mineralogical work on the oxide mineralization using both ¼ split drill core and rejects.

  Evaluate the general area of Las Cuadrillas to the west-northwest of the San Marcial Property to determine if there is any significant gold potential and undertaken appropriate follow-up work as warranted.

  Evaluate any synergy that may be present between San Marcial and other Silvermex projects that are present in the area, notably Plomosas and San Juan.

RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business which is the acquisition, exploration, development and operation of mineral properties. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Political and Regulatory Framework in Mexico

Silvermex’s material properties are located in Mexico. As such, a substantial portion of its business is exposed to various degrees of political, economic and other risks and uncertainties. In the past, Mexico has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities. Silvermex’s operations and properties are subject to a variety of governmental regulations, including regulations promulgated by the Secretaría de Medio Ambiente y Recursos Naturales (Mexico’s environmental protection agency), Mexican mining law, and the regulations of the Comision National del Aqua with respect to water rights.

Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards. Silvermex’s mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to Silvermex’s activities or maintaining its properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and legislation related to mine safety. Mexico’s status as a developing country may make it more difficult for Silvermex to obtain required financing for its projects.

Operating in Mexico

Silvermex’s operations and investments may be affected by local political and economic developments including: expropriation; nationalization; invalidation of governmental orders; permits or agreements pertaining to property rights; failure to enforce existing laws; failure to uphold property rights; political unrest; terrorism; criminal activity; labour disputes; limitations on repatriation of earnings; limitations on foreign ownership; inability to obtain or delays in obtaining necessary mining permits; opposition to mining from local, environmental or other non-governmental organizations; government participation; royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations; taxation and changes in laws, regulations or policies; as well as by laws and policies of Canada affecting foreign trade, investment and taxation. All of Silvermex’s material property interests are located in Mexico and if a dispute arises regarding Silvermex’s property interests, Silvermex cannot rely on Canadian legal standards in defending or advancing its interests.

Silvermex requires consultants and employees to work in Mexico to carry out its planned exploration and development programs. It may be difficult from time to time to find or hire qualified people in the mining industry who are situated in Mexico, or to obtain all of the necessary services or expertise in Mexico, or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Mexico, Silvermex may need to seek and obtain those services from people located outside of Mexico which will require work permits and compliance with applicable laws, and could result in delays and higher costs to Silvermex to conduct its operations in Mexico.

Litigation Risk

All industries, including the mining industry, are subject to legal claims, with and without merit. Defence and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which Silvermex may become subject could have a material effect on the Company’s financial position, results of operations and the Company’s mining operations and project development plans.

Currently, Silvermex is a party to legal proceedings, including various actions with the Mexican tax authority SAT in Mexican tax court, Tribunal Federal de Justicia Fiscal y Administrativa. La Guitarra filed four separate lawsuits in Mexico in an effort to recover approximately $1.5 million in VAT refunds being withheld by SAT. As of the date of the AIF, La Guitarra has obtained VAT refunds in two of the lawsuits and is awaiting decisions on the other two lawsuits. In addition, SAT issued a tax reassessment for La Guitarra for the 2003 calendar year. In the reassessment, SAT claims La Guitarra owes unpaid income taxes and VAT plus associated penalties and interest in the amount of approximately $3.1 million. In connection with the reassessment, La Guitarra posted a bond in the amount of $3.1 million in connection therewith. There are no assurances that La Guitarra will be successful in any of the legal proceedings in which it is involved. Failure to be successful in two outstanding VAT refund proceedings could lead to La Guitarra not obtaining 16,648,683 Mexican Pesos in VAT refunds and failure to be successful in the reassessment proceedings could lead to La Guitarra forfeiting its $3.1 million bond, which could have a material adverse effect on Silvermex’s business.

A payment related lawsuit has also been filed against La Guitarra relating to work completed under contract. The Supreme Court of Guanajuato ruled that the Company's damages are limited to approximately of US$81,000 ($80,500) plus interest at a rate of 5% calculated monthly. The Company has recorded a liability of US$81,000 but believes that the interest portion of the claim (approximately US$120,000) is without merit.

The Company has also received a notice informing them that a former employee sued a subsidiary of La Guitarra claiming unpaid salary and expense reimbursements. The amount of the potential liability cannot be determined at the current date but based on the information available; the Company has recorded a liability in the amount of $220,096 (2,700,000 Mexican Pesos).

Financial Resources

At December 31, 2010, Silvermex had working capital of approximately $25,438,734. Silvermex’s working capital may not be sufficient to meet its planned business objectives and the continued operation of La Guitarra Mine. Silvermex may need to generate additional financial resources in order to meet its planned business objectives. There can be no assurances that Silvermex will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If Silvermex is unable to obtain adequate additional financing, Silvermex will be required to curtail operations and/or its exploration and development activities.

No History of Earnings

Silvermex has a long history of losses and there can be no assurance that Silvermex will be profitable in the future. Silvermex has paid no dividends on its Common Shares since incorporation. Silvermex presently has no assurance that its operation will generate earnings. If Silvermex is successful in generating earnings, Silvermex anticipates that it will retain future earnings and other cash resources for the future operation and development of its business. Silvermex does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of Silvermex’s board of directors, which will take into account many factors including Silvermex’s operating results, financial conditions and anticipated cash needs. For these reasons, Silvermex may never achieve profitability or pay dividends.

Civil Disobedience

In Mexico, acts of civil disobedience are common; in recent years, many mining companies have been the targets of actions to restrict access to legally-entitled mining concessions or property. Such acts of civil disobedience often occur with no warning and can result in significant direct and indirect costs. In October 2008, production at La Guitarra Mine was suspended due to an illegal roadblock, which was removed in November 2009. Operations at La Guitarra Mine resumed in May 2010, after all required permits for operations were obtained. Silvermex believes that the roadblock was an isolated incident, but there are no assurances that there will be no further disruptions to site access in the future, which could negatively impact the long-term perception and viability of the project.

Dependence Upon Certain Key Personnel

Silvermex is highly dependent upon its senior management and other key personnel and the loss of any such individuals could have a materially adverse effect on the business of Silvermex. In addition, there can be no assurance that Silvermex be able to maintain the services of its officers or other key personnel required in the operation of the business. Failure to retain these individuals could have a material adverse effect on Silvermex’s business and prospects.

Estimates of Reserves & Resources and Metal Recovery

The Mineral Reserve and Resource estimates reported, contained or referenced in this AIF are estimates; there is uncertainty to the actual volume and grades until the reserves are actually mined and processed.

While Silvermex has had independent geological consultants conduct a review of the estimates of Mineral Reserves and Resources, this should not be construed as a guarantee that such estimates are accurate.

Furthermore, historical silver and gold production from the Silvermex’s mining properties is no assurance they will contain deposits of silver and gold greater than those currently estimated to exist. If such estimates prove to be materially overstated, that would have a material and adverse effect on Silvermex’s business and results of operations, as the Company would be unable to maintain its mining operations for the length of time or on a scale currently contemplated. There are no assurances that current estimated reserves and resources will be commercially mined in the future.

Historical metal recoveries and laboratory test work give insight into future recoveries, but there is no certainty as to the level of metal recovery until the ore is mined and processed. There can be significant variation in recoveries between ores from different areas of the mine or between surface and underground ores. Recovery estimates based on small scale laboratory work may not accurately reflect real ore recoveries in large scale processing.

Silvermex engages independent technical consultants to assist in preparing Mineral Reserves and Resources, and project engineering, as required. The Company believes these consultants are competent and have carried out their work in a professional manner in accordance with recognized industry standards. There is no guarantee the work performed by Silvermex, or the consultants, will prove correct and free of defects.

Uncertainty Relating to Inferred Mineral Resources

Inferred Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven and Probable Mineral Reserves as a result of continued exploration.

Key Production or Cost Estimates

The level of production and capital and operating costs estimates relating to development projects and its operating mine, which are used in establishing Mineral Reserve and Mineral Resource estimates for obtaining financing and other purposes, are based on certain assumptions and are inherently subject to significant uncertainty. Actual results for Silvermex’s projects and operations could differ from current estimates and assumptions, and these differences may be material. In addition, development or operating activities may identify new or unexpected conditions which could reduce production below, or increase capital or operating costs above, current estimates. If actual results are less favourable than currently estimated, the results of operations, profitability and financial results of Silvermex could be materially adversely affected.

Ability to Access Capital

Silvermex must generate sufficient internal cash flow or be able to utilize available financing sources to finance its growth and sustain capital requirements. If Silvermex does not realize satisfactory prices for silver, gold and other metals that it will produce, it could be required to raise significant additional capital through equity financings in the capital markets or to incur significant borrowings through debt financings to meet its capital requirements. If these financings are required, Silvermex’s cost of raising capital in the future may be adversely affected. In addition, if Silvermex is required to make significant interest and principal payments resulting from a debt financing, Silvermex’s financial condition and ability to raise additional funds may be adversely impacted. Any significant delay in completing its development projects or in achieving commercial production from them on a consistent basis or the incurring of capital costs that are significantly higher than estimated, could have a material adverse effect on Silvermex’s results of operations, cash flow from operations and financial condition.

Silvermex is subject to the reporting requirements of section 13(a) of the 1934 Act but is delinquent in its filing obligations, with the result that the SEC may bring an administrative proceeding seeking revocation of the registration of the Common Shares as a class under the 1934 Act. In addition, according to the disclosure contained its amended annual report on Form 20-F for the year ended July 31, 2002, as filed with the SEC on December 16, 2002, Silvermex may have been a "shell company" (as defined in Rule 405 under the United States Securities Act of 1933, as amended (the "1933 Act")) at that time, prior to the filing of this annual report, it had not filed "Form 10 information" with the SEC (defined in Rule 144(i)(3) under the 1933 Act to mean, in the case of Silvermex, the information that is required by Form 20-F under the 1934 Act) indicating that it has ceased to be a "shell company". Although Silvermex has ceased to be a "shell company", this annual report on Form 40-F does not meet the standard for "Form 10 information". Accordingly, Rule 144 under the 1933 Act will not be available to its security holders to facilitate resale transactions in Silvermex securities. However, securities of Silvermex can be resold in "offshore transactions" pursuant to, and subject to the requirements of, Regulation S under the 1933 Act.

Operations Conducted through Foreign Subsidiaries

Silvermex conducts its operations through foreign subsidiaries and substantially all of its assets, other than cash, are held in such entities. Accordingly any limitation, imposed by any government or legislation or otherwise, on the transfer of cash or other assets between the parent company and such entities, or among such entities, could restrict Silvermex’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist in the future, could have an adverse impact upon Silvermex’s valuation and stock price.

Exploration, Development and Operating

Silvermex’s activities are primarily directed towards operations at La Guitarra Mine. However, Silvermex’s activities also include the exploration for and development of mineral deposits.

Mining operations generally involve a high degree of risk. Silvermex’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of silver and gold including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although appropriate precautions to mitigate these risks are taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is difficult to ensure that the exploration or development programs planned by Silvermex will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade, metallurgy and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

The exact effect of these factors cannot be accurately predicted, but the combination of any of these factors may result in Silvermex not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by Silvermex towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Mining Titles

The ability of Silvermex to carry out successful mining activities will depend on a number of factors, one of the most critical factors being the ability to obtain tenure to the properties to the satisfaction of international lending institutions. The issue of any such licenses must be in accordance with Mexican law and in particular the relevant mining legislation. No guarantee can be given that these tenures will be granted to Silvermex or, if they are granted, that Silvermex will be in a position to comply with all conditions that are imposed. Furthermore, while it is common practice that permits and licenses may be renewed or transferred into other forms of licenses appropriate for ongoing operations, no guarantee can be given that a renewal or a transfer will be granted to Silvermex or, if they are granted, that Silvermex will be in a position to comply with all conditions that are imposed.

Silvermex is satisfied, based on its due diligence, that its rights to the properties are valid and exist. There can be no assurance, however, that Silvermex’s rights will not be challenged by third parties claiming an interest in the properties.

Local Groups

In addition to private and public land ownership under Mexican Agrarian law, there exists two types of communal land ownership – Ejidos and Communities. While mineral rights are administered by the federal government through federally issued mining concessions, an Ejido or Community controls surface rights over communal property through a board of directors which is headed by a president. An Ejido or Community may sell or lease lands directly to a private entity, and a Community, but not an Ejido may also allow individual members of the Community to obtain title to specific parcels of land and thus the right to rent or sell the land. While the Company has a Temporary Occupation Agreement with the

Community where La Guitarra’s mill and current operations are situated, these agreements may be subject to renegotiation in the future. Changes to the existing agreements may have a significant impact on operations at La Guitarra Mine. In the event that the Company conducts activities in areas where no agreements exist with owners which are Ejidos or Communities, the Company may face some form of protest, road blocks, or other forms of public expressions against the Company’s activities. If the Company is not able to reach an agreement for the use of the lands with the Ejido or Community, the Company may be required to modify its operations or plans for the development of La Guitarra Mine and the Temascaltepec Mining District.

Environmental and Safety Regulations and Risks

Environmental laws and regulations may affect the operations of Silvermex. These laws and regulations set various standards regulating certain aspects of health and environmental quality. They provide for penalties and other liabilities for the violation of such standards and establish, in certain circumstances, obligations to rehabilitate current and former facilities and locations where operations are or were conducted. Furthermore, the permission to operate could be withdrawn temporarily where there is evidence of serious breaches of health and safety, or even permanently in the case of extreme breaches. Significant liabilities could be imposed on Silvermex for damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damages caused by previous owners of acquired properties or non-compliance with environmental laws or regulations. For some major programs, Silvermex has, in the past, and may, in the future, rely on recognized constructors and contractors. It has been Company policy to seek indemnity from contractors; however, this is not always possible or practical. In addition, Silvermex strives to minimize risks by taking steps to ensure compliance with environmental, health and safety laws and regulations and operating to international environmental standards. There is also a possibility that the environmental laws and regulations in Mexico become more onerous, making Silvermex’s operations in that country more expensive.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and Silvermex may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of Silvermex.

Silvermex is implementing comprehensive safety and environmental measures designed to comply with or exceed government regulations and ensure safe, reliable and efficient operations in all phases of its operations. Silvermex maintains liability and property insurance, where reasonably available, in such amounts it considers prudent. The Company may become subject to liability for hazards against which it cannot insure, or which it may elect not to insure against due to high premium costs or other reasons.

Fluctuating Mineral Prices

Silvermex’s revenues are expected to be in large part derived from the sale of silver and possibly other metals. The price of silver and other commodities has fluctuated widely in recent years and is affected by factors beyond the control of Silvermex, including international economic and political trends, currency exchange fluctuations, economic inflation and expectations for the level of economic inflation in the consuming economics, interest rates, global and local economic health and trends, speculative activities and changes in the supply of silver due to new mine developments, mine closures as well as advances in various production, and technological uses for silver. All of these factors will have impacts on the viability of Silvermex’s projects that are impossible to predict with certainty.

Costs of Inputs

Prices and availability of materials and commodities consumed or used in exploration, mine development and construction as well as for production and milling can have a significant effect on costs. Price fluctuations can be dramatic and happen over short periods of time. Such price fluctuations can have a significant impact on operating costs and the costs of capital projects. Shortages in required inputs such as steel, tires or reagents can significantly affect production levels and increase the time to complete capital projects. Delays in capital projects or shortages of necessary materials for production can lead to increased costs as well as the failure to meet projected operating goals.

Competitive Conditions

The mining industry is intensely competitive in all its phases, and Silvermex competes with other companies that have greater financial resources and technical facilities. Competition in the precious metals mining industry is primarily for mineral rich properties that can be developed and produce economically; the technical expertise to find, develop and produce such properties; the labour to operate the properties; and the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than Silvermex. Such competition may result in Silvermex being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties. Silvermex’s inability to compete with other mining companies for these mineral deposits could have a material adverse effect on Silvermex’s results.

Foreign Currency Exchange

Silvermex’s sales are in United States Dollars and a substantial portion of Silvermex’s expenses are now, and are expected to continue to be, incurred in both United States Dollars and Mexican Pesos. Silvermex’s business will be subject to risks typical of an international business including, but not limited to, differing tax structures, regulations and restrictions and general foreign exchange rate volatility. Silvermex’s financial results are reported in Canadian Dollars. Fluctuations in the exchange rate between the United States Dollar, Mexican Peso and the Canadian Dollar may have a material adverse effect on Silvermex’s business, financial condition and results of operations and could result in losses from currency exchange rate fluctuations. Silvermex does not actively hedge against foreign currency fluctuations.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. Any quoted market for the Common Shares may be subject to market trends generally, notwithstanding any potential success of Silvermex in creating revenues, cash flows or earnings.

Infrastructure

Development, exploration and mining activities depend on adequate infrastructure, including reliable roads, power sources, water supply and port (including storage) facilities. Silvermex’s inability to secure adequate water, power resources or appropriate port (including storage) facilities, as well as other events outside of its control, such as unusual weather, sabotage, government or other interference in the maintenance or provision of such infrastructure, could adversely affect Silvermex’s operations, and financial condition.

Dilution

There are a number of outstanding options and warrants pursuant to which additional Silvermex Shares may be issued in the future. Exercise of such options and warrants may result in dilution to Silvermex’s shareholders. In addition, if Silvermex raises additional funds through the sale of equity securities, shareholders may have their investment further diluted.

San Marcial Option Agreement

As discussed under "Mineral Properties – San Marcial Project", Silvermex has not issued an aggregate 1,000,000 common shares of the Company to Silver Standard on or before February 1, 2011, as required to maintain the San Marcial Option in good standing. If the Company does not deliver the shares, enter into an amendment concerning the San Marcial Option Agreement or obtain a waiver from Silver Standard in connection with its share issuance obligation, Silver Standard will have the option to terminate the San Marical Option under the San Marcial Option Agreement. The Company has not received notice regarding material default from Silver Standard as of the date of this AIF. However, should Silver Standard deliver a default notice, the Company may lose its ability to exercise the San Marcial Option to acquire the San Marcial Project under the San Marcial Option Agreement.

DIVIDENDS

The Company has not declared or paid any dividends on the Common Shares during the three most recently completed financial years, beginning January 1, 2008 and ending December 31, 2010. The Company has no present intention of declaring or paying dividends on the Common Shares, as it anticipates that all available funds will be invested to finance the growth of its business, including acquisitions, exploration and development of mineral properties.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

Silvermex’s authorized share capital consists of an unlimited number of Common Shares without par value. As of December 31, 2010, there were 231,303,257 Common Shares issued and outstanding as fully paid and non-assessable. As of the date of the AIF, 233,781,843 Common Shares of the Company are issued and outstanding.

Holders of Common Shares of the Company are entitled to dividends if, as and when declared by the Board out of funds legally available therefore. The Act provides that a corporation may not declare or pay a dividend if there are reasonable grounds for believing that the corporation is or would, after the payment of the dividend, be unable to pay its liabilities as they fall due or the realizable value of its assets would thereby be less than the aggregate of its liabilities and stated capital of all classes of shares of its capital.

In the event of dissolution, liquidation or winding up of Silvermex, holders of Common Shares are entitled to share rateably in any assets remaining after the satisfaction in full of the prior rights of creditors. There are no conversion rights, special liquidation rights, pre-emptive rights, redemption rights or subscription rights attached to the Common Shares.

Holders of Common Shares are entitled to one vote for each Common Share held on all matters voted on by shareholders.

Convertible Securities

Options

Pursuant to the Arrangement, each outstanding Silver One Option was deemed exercisable for one Common Share. As of the date of this AIF, there are 6,750,000 Silver One Options outstanding, with exercise prices ranging from $0.26 to $0.41 and expiring between July 31, 2011 and June 21, 2015, all of which are governed by the Company’s amended 10% rolling stock option plan, which was approved by shareholders on June 26, 2008 and by the TSX on January 21, 2008 (the "Stock Option Plan"). As of the date of this AIF, there are also outstanding stock options of Silvermex ("Options") to purchase an aggregate of 8,285,250 Common Shares at prices ranging from $0.27 to $3.64, expiring between June 5, 2011 and February 25, 2016, all of which are governed by the Stock Option Plan.

Warrants

Pursuant to the Arrangement, each of the following warrants issued by Silver One and exercisable until February 12, 2012, were deemed exercisable for Common Shares:

(1)	the warrants to purchase Silver One Shares at an exercise price of $0.65 (the "Silver One Warrants");

(2)	the agents’ warrants to purchase Silver One Shares at an exercise price of $0.45 (the "Silver One Agent’s Warrants"); and

(3)

the agents’ options to purchase units of Silver One at a price of $0.45 per unit, with each unit comprised of one Silver One Share and one Silver One Warrant with an exercise price of $0.65 (the "Silver One Agents’ Options").

As of the date of this AIF there are 13,217,655 Silver One Warrants outstanding, 314,037 Silver One Agents’ Warrants outstanding and 643,244 Silver One Agent’s Options outstanding. As of the date of this AIF, there are also outstanding common share purchase warrants of Silvermex ("Warrants") to purchase an aggregate of 36,231,252 Common Shares at a price ranging from $0.32 to $0.90, expiring between September 30, 2011 and December 16, 2013.

MARKET FOR SECURITIES

Common Shares

The Company’s Common Shares traded on the TSX under the symbol "GGC" until the opening of trading on November 16, 2010, at which time the Company’s Common Shares began trading under the symbol "SLX". The following table shows the reported high and low trading prices and the aggregate trading volume of the Common Shares of Silvermex on the TSX for the periods listed:

Period	High ($)	Low ($)	Volume
2010
January	0.50	0.39	2,447,400
February	0.45	0.34	8,723,300
March	0.45	0.35	2,244,500
April	0.41	0.32	4,732,800

Period	High ($)	Low ($)	Volume
May	0.43	0.30	6,398,400
June	0.38	0.32	3,605,200
July	0.32	0.28	5,783,700
August	0.31	0.24	8,286,400
September	0.45	0.30	11,564,900
October	0.55	0.43	7,686,500
November 1 to 15(1)	0.79	0.50	12,115,300
November 16 to 30	0.82	0.63	13,317,600
December	1.09	0.71	38,704,600
2011
January	0.99	0.72	25,467,900
February	1.03	0.79	13,747,900
March 1 to 30	1.02	0.68	15,411,261

Notes:

(1)

Prior to the opening of trading on November 16, 2010, Silvermex subdivided all of its outstanding Common Shares on a 1.1-for-one basis and the Arrangement completed, pursuant to which all of the issued and outstanding Silver One Shares were exchanged for post-Subdivision Common Shares on a one-for-one basis.

Prior Sales

The following table shows the issuances by Silvermex and Silver One of securities convertible into shares, during the financial year ended December 31, 2010.

Date	Number of Securities	Exercise Price per Security ($)
Silvermex Securities(1)
February 9, 2010	1,050,500 Options	0.3636364
February 12, 2010	2,669,230 Warrants(2)	0.409091
February 24, 2010	550,000 Warrants(3)	0.409091
March 5, 2010	2,514,440 Warrants(2)	0.409091
March 10, 2010	858,550 Warrants(2)	0.409091
August 12, 2010	1,993,200 Options	0.2727273
September 17, 2010	110,000 Options	0.4090909
September 21, 2010	55,000 Options	0.4090909
October 5, 2010	55,000 Options	0.4090909
October 31, 2010	55,000 Option	0.4545455
November 15, 2010	55,000 Options	0.6262627
December 20, 2010	12,096,774 Warrants(4)	0.90
December 20, 2010	1,679,548 Warrants(3)	0.71
Silver One Securities
February 12, 2010	15,335,655 Silver One Warrants	0.65
February 12, 2010	460,000 Silver One Warrants(5)	0.45

Date	Number of Securities	Exercise Price per Security ($)
February 12, 2010	1,003,244 Silver One Agents’ Options(5)(6)	0.45(6)
May 12, 2010	2,650,000 Silver One Options	0.41
June 21, 2010	1,500,000 Silver One Options	0.32

Notes:

(1)

On November 16, 2010, Silvermex subdivided all of its outstanding Common Shares on a 1.1-for-one basis. See "General Development of the Business – The Arrangement – Subdivision". The number of Silvermex securities and the exercise price of such securities are shown on a post-Subdivision basis.

(2)	Issued as part of a private placement of units of Silvermex ("Units") at a price of $0.36 per Unit. Each Unit comprised of one Common Share and one-half of a Warrant.
(3)	Issued to agent(s) and/or finder(s) engaged by Silvermex in connection with private placement offering.
(4)	Issued as part of a private placement of Units at a price of $0.62 per Unit. Each Unit comprised of one Common Share and one-half of a Warrant.
(5)	Issued to agent(s) and/or finder(s) engaged by Silver One in connection with private placement offering.
(6)

Each Silver One Agents’ Warrant is exercisable into one unit of Silvermex, with each unit comprised of one Common Share and one Silver One Warrant. The exercise price of each Silver One Agents’ Warrant is $0.45 and the exercise price of the underlying Silver One Warrant is $0.65.

ESCROWED SECURITIES

To the knowledge of Silvermex, as at the date of the AIF, the following securities are subject to escrow:

Designation of Class	Number of Securities Held in Escrow	Percentage of Class
Common Shares	2,750(1)	<0.01%

Notes:

(1)

These Common Shares are beneficially owned by John Lepinski, a former director and officer of Silvermex. The release of these Common Shares is subject to regulatory approval. The escrow agent is Computershare.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table is as at December 31, 2010 and sets out the name, province/state of residence, positions and/or offices held with the Company, and principal occupations for the previous five years of each person who is a director and/or an executive officers of the Company, as well as the period during which each person, if applicable, has been a director of the Company.

The term of office of each director of the Company ends immediately before the election of directions at the annual general meeting of shareholders each year.

Position(s) with the
Name and Residence	Company	Principal Occupation	Director Since

Michael H. Callahan(1)(2) Idaho, USA	President and Director

President of Silvermex since November 2010; President of Silver One from December 2009 to November 2010; Vice President of Hecla Mining Company from June 2008 to January 2009; Vice President, Venezuelan Operation of Hecla Mining Company from November 2006 to June 2008; Vice President, Corporate Development of Hecla Mining Company from February 2002 to November 2006

November 16, 2010

Duane Nelson(1)(2) British Columbia, Canada	Chief Executive Officer and Director

Chief Executive Officer of Silvermex since November 2010; President and Chief Executive Officer of Sibling Rivalries Investments, Inc., a private resource-oriented investment firm since 2005; Founder of Quotemedia Inc., a financial market data company, since 1998; Chief Executive Officer of Silver One from December 2009 to November 2010; Vice President of Silver One from October 2008 to November 2010; Corporate Secretary of Silver One from January 2006 to October 2008

November 16, 2010

Hallein Darby British Columbia, Canada	Chief Financial Officer and Corporate Secretary

Chief Financial Officer and Corporate Secretary of Silvermex since November 2010; Chief Financial Officer of Silver One from March 2010 to November 2010; Senior Vice-President, Finance from October 2008 to February 2010; Senior Vice President, Finance of Timmins Gold Corp. from October 2008 to February 2010; Director of Client Services of Pacific Opportunity Capital Ltd. from July 2006 to October 2008

N/A

Robert J. Fraser Ontario, Canada	Vice President – Exploration

Vice President – Exploration of Silvermex since March 2010; Manager Land Use Planning for Ontario Ministry of Northern Development, Mines and Forestry from June 2009 to February 2010; Exploration Manager for Landore Resources Limited from March 2009 to June 2009; Exploration Manager for Hecla Mining Company from September 2004 to February 2009

N/A

James Roger Anderson(1)(2) South Dakota, USA	Director	President of Southwestern Mineral Leasing Co. since April 1997; President of Tennessee Eastern Gas & Oil Co. since February 1991; Operating Manager of California Mineral Leasing Co. since August 2009	June 26, 2008

Position(s) with the
Name and Residence	Company	Principal Occupation	Director Since

Arthur Brown(1)(2)(3) Idaho, USA	Director	Chairman of Silvermex since November 2010; Chairman of Silver One from January 2010 to November 2010	November 16, 2010

Kenneth C. McNaughton(1)(2)(3) British Columbia, Canada	Director	Vice President and Chief Exploration Officer of Pretium Resources Inc. since January 2011; Vice President, Exploration of Silver Standard Resources Inc. from 1991 to February 2011	November 16, 2010

Joseph J. Ovsenek(1)(2)(3) British Columbia, Canada	Director	Vice President and Chief Development Officer of Pretium Resources Inc. since January 2011; Senior Vice President of Silver Standard Resources Inc. from February 2003 to February 2011	November 16, 2010

Note:

(1)	Member of the Corporate Governance Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Audit Committee.

As of the date of this AIF, the directors and executive officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over 19,672,744 Common Shares, being 8.42% of the issued Common Shares on a non-diluted basis. The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of the Company, as a group, is based upon information furnished by the directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Cease Trade Order

No director or executive officer of Silvermex is, as at the date of this AIF, or has been, within the last 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including Silvermex) that was:

(a)	subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purpose of the above paragraph, "order" means (a) a cease trade order, (b) an order similar to a cease trade order, or (c) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 days.

Bankruptcy

No director or executive officer of Silvermex, or a shareholder holding a sufficient number of securities of Silvermex to affect materially the control of Silvermex is, as at the date of this AIF, or has been, within 10 years before the date of this AIF, a director or executive officer of any company (including Silvermex) that:

(a)

while that person was acting in that capacity, or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Sanctions

No director or executive officer of Silvermex, or a shareholder holding a sufficient number of securities of Silvermex to affect materially the control of Silvermex, has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of Silvermex’s knowledge, there are no known existing or potential conflicts of interest between Silvermex and any director or officer of Silvermex, except that certain of the directors and officers of Silvermex serve as directors and officers of other public companies, and therefore it is possible that an actual or potential conflict of interest may arise between their duties as a director or officer of Silvermex and their duties as a director or officer of such other companies. In all such events, any director who might have a disclosable financial interest in a contract or transaction by virtue of office, employment or security holdings or other such interest in another company or in a property interest under consideration by the Silvermex Board, would be obliged to abstain from voting as a Silvermex director in respect of any transaction involving that other company(s) or in respect of any property in which an interest is held by them. The directors will use their best business judgment to help avoid situations where conflicts or corporate opportunity issues might arise and they must at all times fulfill their duties to act honestly and in the best interests of Silvermex.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Except for as disclosed herein, the Company is not and has not been a party to (and its property is not and has not been the subject of) any legal proceedings during the financial year ended December 31, 2010, which involve a claim for damages, exclusive of interest and costs, that exceeds 10% of the Company’s current assets, and, to the best of its knowledge, the Company is not aware of any such contemplated legal proceedings.

Value Added Tax Refunds and Tax Reassessments

On January 24, 2008, La Guitarra filed an action against the Mexican tax authority SAT in Mexican tax court, Tribunal Federal de Justicia Fiscal y Administrativa. La Guitarra’s action is to recover MXN$15,979,218 in VAT refunds La Guitarra feels it is entitled to under Mexican law. On February 3,

2010, La Guitarra learned the Mexican tax court had ruled in La Guitarra’s favour, and SAT has since appealed this ruling.

On August 12, 2008, La Guitarra filed an action against the Mexican tax authority SAT in Mexican tax court, Tribunal Federal de Justicia Fiscal y Administrativa. La Guitarra’s action was to recover MXN$1,414,485 in VAT refunds. On May 21, 2009, La Guitarra learned the Mexican tax court had ruled in La Guitarra’s favour. SAT appealed this ruling, and on August 27, 2010 La Guitarra received official notice SAT’s appeal had been heard and the outstanding balance plus interest was refunded.

On September 5, 2008, La Guitarra filed an action against the Mexican tax authority SAT in Mexican tax court, Tribunal Federal de Justicia Fiscal y Administrativa. La Guitarra’s action was to recover MXN$669,465 in VAT refunds La Guitarra feels it is entitled to under Mexican law. On June 4, 2009, La Guitarra learned the Mexican tax court had ruled in La Guitarra’s favour, and SAT has since appealed this ruling.

On March 26, 2009, La Guitarra filed an action against SAT in the Mexican tax court, Tribunal Federal de Justicia Fiscal y Administrativa. La Guitarra’s action was to recover MXN$252,051 in VAT refunds. On November 3, 2009, La Guitarra learned the Mexican tax court had ruled in La Guitarra’s favour. SAT appealed this ruling, and on June 22, 2010 La Guitarra received notice SAT’s appeal had been heard and the outstanding balance plus interest was refunded.

On December 8 2009, the Mexican tax authority SAT issued a tax reassessment for La Guitarra for the 2003 calendar year. In the reassessment, SAT claims La Guitarra owes unpaid income taxes and value added taxes plus associated penalties and interest in the amount of approximately $3.1 million. La Guitarra has appealed this reassessment in the Mexican tax court, Tribunal Federal de Justicia Fiscal y Administrativa and, in February 2011, La Guitarra posted a bond in the amount of $3.1 million in connection therewith. An initial ruling is expected in 2011.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth in this AIF and in the Company’s audited financial statements, no director or executive officer of the Company, no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Common Shares, and no associate or affiliate of the foregoing persons or companies had, within the three most recently completed financial years or during the current financial year, any material interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect the Company

TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent is Computershare Trust Company of Canada at its principal office in Vancouver, British Columbia.

MATERIAL CONTRACTS

The only material contracts entered into by the Company within the financial year ended December 31, 2010 or before such time that is still in effect, other than in the ordinary course of business, are the following:

(a)

Exploration and exploitation agreement between Mineria Arauco S.A. de C.V. and Mario Héctor Gottfried Joy dated September 1, 2002, pursuant to which the Silvermex leases certain mineral concessions from Mr. Gottfried for the La Guitarra Mine in exchange for a monthly royalty. See "Business of Silvermex – Mineral Properties – La Guitarra Mine – Royalties".

(b)

Purchase agreement between Silvermex and Luismin S.A. de C.V. ("Luismin") dated April 10, 2003, as amended July 28, 2003 and August 22, 2003 (the "La Guitarra Purchase Agreement"), pursuant to which Silvermex acquires all the shares of La Guitarra Compania Minera, S.A. de C.V., as described under "Business of Silvermex – Mineral Properties – La Guitarra Mine – History";

(c)	Promissory note for US$4,000,000 issued by Silvermex to Luismin on August 22, 2003 pursuant to the La Guitarra Purchase Agreement;

(d)	Royalty agreement between La Guitarra and Luismin S.A. de C.V. dated August 28, 2003, as described under "Business of Silvermex – Mineral Properties – La Guitarra Mine –

Royalties";

(e)

Smelting agreement between La Guitarra and Compañia Minera Peña de Bernal, S.A. de C.V. dated October 1, 2007 pursuant to which Compañia Minera Peña de Bernal, S.A. de C.V. agrees to purchase gold and silver from the La Guitarra Mine. See "Business of Silvermex –

Product Summary – Distribution Methods";

(f)

Option agreement between Silver Standard Resources Inc. and Silver One dated as of March 23, 2009, as amended on August 4, 2010 and on October 1, 2010, and royalty agreement between Silver Standard Resources Inc. and Silver One dated July 12, 2010 as described under "Business of Silvermex – Mineral Properties – San Marcial Project – San Marcial Option";

(g)

Purchase agreement between Silvermex and Andover Ventures Inc. dated March 24, 2009, as amended on July 1, 2010, as described under "General Development of the Business – Chief Consolidation Mining Company";

(h)

Purchase agreement between Aurcana Corporation and Silver One dated as of October 9, 2009, as amended on November 9, 2009, as described under "General Development of the Business – Current Operations – Other Properties – El Rosario Project, Sinaloa, Mexico";

(i)	Shareholder rights plan dated February 23, 2010, as described under "General Development of the Business – Shareholder Rights Plan";

(j)

Real estate purchase agreement, personal property purchase agreement and transfer of rights and obligations agreement, each dated August 7, 2007, and amended on February 27, 2009, between IMMSA and Aurcana de Mexico, S.A. de C.V., pursuant to which Aurcana purchases the El Rosario Project, as described in more detail under "General Development of the Business – Current Operations – Other Properties – El Rosario Project, Sinaloa, Mexico";

(k)	Temporary Occupation Agreement with the Community of La Albarrada, as described under "Business of Silvermex – Mineral Properties – La Guitarra Mine – Surface Rights"; and

(l)	Loan agreement between Silvermex and La Guitarra dated August 23, 2003, pursuant to which Silvermex agrees to loan funds to La Guitarra from time to time, repayable on demand.

INTERESTS OF EXPERTS

The following is a list of the persons or companies named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations by the Company during, or relating to, the financial year ended December 31, 2010, and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company:

Name of Expert	Description of Involvement

Deloitte & Touche LLP(1)	Provided the audit report dated March 31, 2011 on the consolidated balance sheets of Silvermex as at December 31, 2010 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the year then ended

Meyers Norris Penny LLP(2)	Provided the audit report dated March 24, 2010 on the consolidated balance sheet of Silvermex as at December 31, 2009 and 2008 and the consolidated statements of loss, comprehensive loss, and deficit and cash flows for the years then ended

John C. Thornton, SAIMM of Thor Resources LLC Glenn R. Clark, P.Eng of Glenn R. Clark & Associates Ltd.	Prepared the NI 43-101 compliant technical report named "La Guitarra Mine Technical Report" dated January 29, 2010, in respect of La Guitarra Mine

Notes:

(1)	Deloitte & Touche LLP advised the Company that it is independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

(2)	Meyers Norris Penny LLP advised the Company that it is independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

To the Company’s knowledge, none of the experts, or any "designated professional" of such expert:

(a)	holds any registered or beneficial interest, direct or indirect, in any securities or other property of Silvermex or any of its associates or affiliates;

(b)	received any registered or beneficial interest, direct or indirect, in any securities or other property of Silvermex or any of its associates or affiliates; or

(c)	is to receive any registered or beneficial interest, direct or indirect, in any securities or other property of Silvermex or any of its associates or affiliates,

representing more than 1% of all issued and outstanding Common Shares or Silver One Shares, as applicable, as at the date of the statement, report or valuation in question.

Based on information provided by the relevant persons, none of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

ADDITIONAL INFORMATION

Additional Information

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans is contained in (a) the management information circular for Silver One’s annual and special meeting of shareholders held on November 9, 2010, and (b) the management information circular for Silvermex’s special meeting of shareholders held on November 9, 2010, which are available under Silver One’s profile and Silvermex’s profile, respectively, on SEDAR at www.sedar.com.

Additional financial information is also provided in the Company’s audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2010, which may be found on SEDAR at www.sedar.com.

Audit Committee

Under the provisions of National Instrument 52-110 Audit Committees ("NI 52-110") of the Canadian Securities Administrators, the Company must disclose certain information as set forth below.

Audit Committee Charter

The Audit Committee has adopted a charter that is attached to this AIF as Schedule "A".

Composition of Audit Committee

Arthur Brown, Kenneth C. McNaughton and Joseph J. Ovsenek are members of Silvermex’s Audit Committee. Each of Messrs. Brown, McNaughton and Ovsenek are independent and financially literate within the meaning of NI 52-110.

Relevant Education and Experience

Each of the Audit Committee members are businessmen with experience in financial matters. Each has a broad understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles, as well as the internal controls and procedures necessary for financial reporting, garnered from their individual fields of endeavour. In addition, each of the members of the Audit Committee have knowledge of the role of an audit committee in the realm of reporting companies from their respective years of experience with management of companies other than Silvermex. As a result of their experience, each member of the Audit Committee has familiarity with, an understanding of, or experience in:

  the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

  preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or actively supervising individuals engaged in such activities; and

  internal controls and procedures for financial reporting.

Each member of the Audit Committee has been responsible for receiving financial information and obtaining an understanding of the balance sheet, income statement, statement of cash flows and how these statements are essential for understanding the financial position of the Company and its operations. Each member has a significant understanding of resource based industries and the relevant accounting principles therefore.

Reliance on Certain Exemptions in NI 52-110

At no time since the commencement of Silvermex’s most recently completed financial year has it relied on:

(a)	the exemption in section 2.4 (De Minimis Non-audit Services);

(b)	the exemption in section 3.2 (Initial Public Offerings);

(c)	the exemption in section 3.4 (Events Outside Control of Member);

(d)	the exemption in section 3.5 (Death, Disability or Resignation of Audit Committee Member); or

(e)	an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Reliance on the Exemption in Subsection 3.3(2) or Section 3.6 of NI 52-110

At no time since the commencement of Silvermex’s most recently completed financial year has the it relied on the exemption in subsection 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited Exceptional Circumstances).

Reliance on Section 3.8 of NI 52-110

At no time since the commencement of Silvermex’s most recently completed financial year has it relied on the exemption in subsection 3.8 (Acquisition of Financial Literacy).

Audit Committee Oversight

At no time since the commencement of Silvermex’s most recently completed financial year has a recommendation of the Audit Committee to nominate or compensate an external auditor not been adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110 the engagement of non-audit services is considered by the Board and, where applicable, by the Audit Committee, on a case-by-case basis.

External Auditor Service Fees

During the year ended December 31, 2010, Silvermex’s external auditor was Deloitte & Touche LLP. On January 5, 2011, in connection with the Acquisition, the Board appointed Deloitte & Touche LLP as external auditor of the Company and the Company’s former auditor, Myers Norris Penny LLP, resigned at the request of the Company.

For the year ended December 31, 2010, Silvermex has not been billed any Audit Fees by Deloitte & Touche LLP. The Company anticipates that the Audit Fees incurred to Deloitte & Touche LLP for the year ended December 31, 2010 will be approximately $145,000. Other than Audit Fees, the Company has not incurred any fees to Deloitte & Touche LLP from January 5, 2011 onwards.

For the years ended December 31, 2010 and 2009, Silvermex paid Myers Norris Penny LLP $35,274 and $67,000, respectively, as detailed below:

Nature of Services	Fees Incurred to Auditor in	Fees Incurred to Auditor in
	Year Ended	Year Ended
	December 31, 2010	December 31, 2009
Audit Fees(1)	Nil	$65,000
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	$5,950	$2,000
All Other Fees(4)	$29,324	Nil
Total	$35,274	$67,000

Notes:

(1)	"Audit Fees" meant the aggregate fees billed by the Company’s external auditor.
(2)

"Audit Related Fees" means the aggregate fees billed for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under "Audit Fees".

(3)	"Tax Fees" means the aggregate fees billed in each of the last two fiscal years for professional services rendered by the
Company’s external auditor for tax compliance, tax advice and tax planning.
(4)

"Other Fees" means the aggregate fees billed for products and services provided by the Company’s external auditor, other than the services reported under "Audit Fees", "Audit-Related Fees" and "Tax Fees".

SCHEDULE “A”

     SILVERMEX RESOURCES INC.
CHARTER for the AUDIT COMMITTEE
of the BOARD OF DIRECTORS

A. MANDATE

The Audit Committee is to assist the Board of Directors of Silvermex Resources Inc. in fulfilling its financial oversight responsibilities. The Committee is to serve as an independent and objective party that will approve, evaluate, advise and make recommendations to the Board, in accordance with this charter, to:

a.	ensure that the Company’s management has designed and implemented an effective system of financial reporting and internal accounting control policies and practices of the Company;

b.	monitor the quality and integrity of the Company’s financial statements and related financial disclosure;

c.	review the Company's compliance with legal and regulatory requirements as they relate to financial reporting, taxation matters and disclosure of financial information;

d.	carry out effective oversight of and monitor the qualifications and independence of the

Company’s external auditor; and

e.	carry out effective oversight of management's duties regarding financial risks encountered by the Company.

B. COMPOSITION AND MEETINGS

1. The Committee will consist of a minimum of three "financially literate" (as defined by National

Instrument 52-110, Audit Committees (NI 52-110)) members of the Board appointed by the Board. Subject to the Company’s Articles, the Board will appoint the members of the Committee, annually, at its annual general meeting of the shareholders. The Board may at any time remove or replace any member of the Committee and may fill any vacancy of the Committee.

2. Unless exempted by NI 52-110 or other applicable securities legislation, a majority of the members of the Committee will be "independent" (as defined by NI 52-110).

3. Unless the Board appoints a Chair of the Committee, the members of the Committee will elect a Chair by a majority vote among the members of the Committee.

4. Attendance by invitation at all or a portion of Committee meetings is determined by the Committee Chair or its members and would typically include the Chief Financial Officer of the Company, the external auditor, and such other corporate officers, advisors, or support staff as may be deemed appropriate. The Committee may also exclude from its meetings any person it deems appropriate to exclude to carry out its responsibilities.

5. Meetings of the Committee will be conducted as follows:

a.

Regular meetings of the Committee will be held at least four times each year (in conjunction with the quarterly financial statements filings), or more frequently as circumstances require. The external auditor or any member of the Committee may request a meeting of the Committee by making such request to the Committee Chair.

b.	Meetings will be called by the Chair or by a majority of the Committee members, and usually in consultation with the management of the Company.

c.

The external auditor will be given notice of and have the right to attend each meeting concerning the Company’s annual financial statements and, if the Committee feels it is necessary, at every other meeting.

d.	Meetings are chaired by the Committee Chair or, in the Chair’s absence, by a member chosen by the Committee from among themselves.

e.	A quorum for the transaction of business at any meeting of the Committee is a majority of independent Committee members.

f.

To foster open communication, the Committee will meet separately, at least once annually, with each of management and the external auditor to discuss any matters that the Committee or any of these groups believes would be appropriate to discuss privately. The minutes of such private meetings will be recorded separately as "in camera" minutes of the group that meets privately.

g.

The Corporate Secretary of the Company will provide for the delivery of notices, agendas and supporting materials to the Committee members at least five (5) days prior to the date of the meeting, except in unusual circumstances.

h.	Meetings may be conducted with members present, or by telephone or other communications facilities which permit all persons participating in the meeting to hear or communicate with each other.

i.	A written resolution signed by all Committee members entitled to vote on that resolution at a meeting of the Committee is as valid as one passed at a Committee meeting.

j.	The Secretary of the Company will be the secretary for the Committee and keep a record of minutes of all meetings of the Committee.

k.

Minutes of the meetings of the Committee, prepared in draft, will be distributed by the Corporate Secretary of the Company to all members of the Committee within seven (7) working days of each meeting, and will be submitted for approval at the next regular meeting of the Committee.

C. DUTIES AND RESPONSIBILITIES OF THE AUDIT COMMITTEE

The following functions will be the duties and responsibilities of the Committee in carrying out its mandate. To perform any of its duties and responsibilities, the Committee, at its discretion, will have access to any officers and employees of the Company, the Company’s internal and external auditor, and financial-related information respecting the Company, and the right to retain the services of special independent legal, accounting and tax consultants, as the Committee considers necessary or advisable.

1. General Responsibilities

The Committee’s general responsibilities are:

a.

to consider any matters which, in the opinion of the Committee or at the request of the Board, would assist the Board in the discharge its responsibilities relating to the Company’s accounting principles, reporting practices and internal controls, and its approval of the

Company’s annual and quarterly consolidated financial statements and related financial disclosure;

b.	to require the external auditor to report directly to the Committee;

c.

to establish specific pre-approval policies and procedures for the pre-approval of all non-audit services, ensuring such policies and procedures, at a minimum, meet the criteria set out in NI 52-110 and the guidance in Companion Policy 52-110;

d.

to obtain reasonable assurance by discussions with and reports from management and the external auditor, that the accounting systems are reliable and that management has designed, implemented and is maintaining an effective system of internal financial control;

e.	to oversee compliance with regulatory authority requirements for disclosure of external auditor services and the activities of the Committee;

f.	to review annually the adequacy of this Committee Charter and recommend any required changes to the Board;

g.	ensure that processes are in place to annually evaluate the performance of the Committee; and

h.	to provide to the Board reports and minutes of Committee meetings and a report on the Committee’s fulfillment of its duties and responsibilities under this Charter.

2. Financial Information Preparation, Review, and Public Disclosure

The duties of the Committee relating to financial information preparation, approval, and disclosure responsibilities are:

a.

to be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, and periodically assess the adequacy of those procedures;

b.

to review, and recommend to the Board for approval, the annual audited and quarterly financial statements, annual and quarterly management discussion and analysis, and annual and interim earnings press releases before the Company discloses them;

c.

to review, and recommend to the Board for approval the financial sections of all public disclosure documents, including the annual report, if applicable, annual management information circular and proxy materials, annual information form, if applicable, prospectuses, news releases discussing financial related information, and any other public reports of a financial nature requiring approval by the Board prior to disclosure to the public or any regulatory authority;

d.

to review any report of management which accompanies published financial statements to be published in the annual report to the Company’s shareholders (to the extent such a report discusses the financial position or operating results) for consistency of disclosure with the financial statements themselves;

e.	to discuss and assess with management and the external auditor:

i.	the appropriateness of accounting policies and financial reporting practices used by the Company;

ii.	any significant proposed changes in financial reporting and accounting policies and practices to be adopted by the Company;

iii.	any new or pending developments in accounting and reporting standards that may affect or impact on the Company;

iv.	identification of the Company’s principal financial risks and uncertainties and the systems to manage such risks and uncertainties;

v.

the integrity including, the effectiveness of the Company’s disclosure controls and procedures, internal control and management information systems and any steps to be adopted in light of material control deficiencies;

vi.	the key estimates and judgments of management that may be material to the financial reporting of the Company;

vii.	any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the

Company’s financial statement or accounting policies; and

viii.	the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements;

f.	to discuss with the external auditor, matters relating to the conduct of the audit, including:

i.	the adoption of, or changes to, significant accounting principles and practices as suggested by the external auditor, internal auditor, or management; and

ii.	the management inquiry letter provided by the external auditor and the Company’s response to that letter;

g.

to review any litigation, claim or other contingency, including tax assessments, that could have a material effect upon the financial position or operating results of the Company, and the manner in which these matters have been disclosed in the financial statements; and

h.	to review any claims of indemnification pursuant to the Articles of the Company.

3. Oversight of External Auditor

The duties of the Committee related to its external auditor oversight responsibilities are:

a.

to be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review, or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting;

b.

assess the performance of the external auditor and consider, for recommendation to the Board and annual appointment by the Company’s shareholders, the external auditor to be nominated for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services for the Company;

c.	to ensure that the external auditor is in good standing with the Canadian Public Accountability Board and enquiring if there are any sanctions imposed by the CPAB on the external auditor;

d.	to recommend to the Board the compensation of external auditor;

e.	to ensure the independence of the external auditor by, but limited to, the following:

i.

reviewing and discussing with the external auditor any relationships or services that may impact the objectivity and independence of the external auditor, including determining which non-audit services the external auditor is prohibited from providing;

ii.	reviewing and approving the Company’s hiring policies regarding partners, employees and former partners and employees of the Company’s present and former external auditor; and

iii.	reviewing the fees paid to the external auditor or its affiliates for non-audit services, and consider the impact on the independence of the external audit work;

f.

unless meeting the criteria of a de minimus non-audit service as set out under ss.2.4 of NI 52- 110, to pre-approve all non-audit services to be provided to the Company or its subsidiary entities by its external auditor or the external auditor of the Company’s subsidiary entities. If and when applicable, the Committee may delegate to one or more independent members of the Committee the authority to pre-approve non–audit services provided that such pre- approval by one or more independent members with such authority, will be presented to the Committee at its first scheduled meeting following such pre-approval. All pre-approvals will be made according to the pre-approval policies and procedures specified in advance by the Committee;

g.

to review and assess the terms of the annual external audit engagement including, but not limited to, staffing, objectives and scope of the external audit work materiality limits, audit reports required, areas of audit risk, audit timetable, and the proposed fees;

h.	to review with the external auditor the results of the annual external audit examination including, but not limited to the following:

i.	any significant accounting or financial reporting issues,

ii.	the auditor’s evaluation of the Company’s system of internal accounting controls, procedures and documentation;

iii.

the post-audit or management letter containing any findings or recommendations of the external auditor including management’s response thereto and the subsequent follow-up to any identified internal accounting control weaknesses; and

iv.	any other matters which the external auditor should bring to the attention of the Committee;

i.

to determine whether the external auditor encountered any difficulties in the course of the audit work, including any restriction on the scope of activities or access to requested information, and any significant disagreement with management;

j.

to annually request the external auditor to provide its views on the quality (not just the acceptability) of the Company’s annual and interim financial reporting. Such quality assessment should encompass judgments about the appropriateness, aggressiveness or conservatism of estimates and elective accounting principles, or methods and judgments about the clarity of disclosures; and

k.

when there is to be a change in external auditor, review all issues related to the change, including the information to be included in the notice of change of auditor called for under applicable securities legislation and the rules and policies of applicable exchanges, and the planned steps for an orderly transition.

4. Internal Financial Controls and Operations

The duties and responsibilities of the Committee related to internal financial controls procedures are:

a.

to review the appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

b.

to discuss with the independent auditor and CFO’s financial and accounting personnel, both together and separately, the adequacy and effectiveness of the internal controls over financial reporting, whereby eliciting recommendations for the improvement of such internal control procedures or specific areas where new or more detailed controls may be desirable;

c.	review compliance under the Company's business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate;

d.	review and resolve any unresolved issues between management and the external auditor that could affect the financial reporting or internal controls of the Company;

e.	to review the internal control and approval policies and practices concerning the expenses of the officers of the Company, including the use of the Company’s assets;

f.	to establish procedures for:

i.	the confidential receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

ii.	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

g.

review the disclosure made by the Company’s CEO and CFO during their certification process of the Company’s financial statements for consistency against the disclosure to and information made available to the Committee, before such certificates are disclosed to the public.

5. Risk Management

The duties and responsibilities of the Committee related to risk assessment and management are to:

a.

oversee the Company’s management to ensure that management discharges its responsibility to identify financial risks faced by the Company, including identifying the Company’s insurance coverage needs; and

b.

to discuss with management the Company’s major financial risk exposure and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.